PacificHealth
LABORATORIES, INC

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PacificHealth
LABORATORIES, INC

2009 Proxy
2008 Annual Report

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PacificHealth
LABORATORIES INC

PacificHealth
LABORATORIES, INC

100 Matawan Road, Suite 420 • Matawan, NJ 07747
Phone: (732) 739-2900 • Fax: (732) 739-4360
www.pacifichealthlabs.com

Dear Fellow Stockholders,

As I stepped in to the role of CEO in August of 2008, I knew that the upcoming year would be one that would require a renewed focus on our customers and on our operating efficiencies. 2008 was a year of significant operational and strategic realignment designed to strengthen our focus on core business areas with the greatest potential for future value. Our financial performance reflected both the challenging economic climate, the most significant impact of which were the large ongoing inventory reductions by our key retailers, as well as our efforts to reposition the Company for growth. Revenues in 2008 were $7.2 million. While these revenues were roughly flat with the prior comparable year, we do believe that the internal events going on behind this financial performance were significant and will see us deliver a sound business model and a strong brand.

Over the course of the last year we have aggressively addressed many of the fundamental issues of the business that we believed were necessary to restore growth and with that, confidence. We expect you will begin to see the benefits of these efforts reflected in 2009. These changes, whilst costly in the short term, should result in a much improved business going forward. The establishment of the Management Team with fresh talent in combination with a more focused, demand driven business plan involving the two key principles of ongoing reduction of cost and the launch of compelling, differentiated products are the primary elements of our strategy going forward.

The launch of ForzeGPS™, the first appetite management tool designed for athletes, in late March 2009 to our core customer and consumer constituents has gone well. The new brand of ForzeGPS is available in two 50-calorie ready to drink flavors and additionally in bar formats and will be launched in to our existing channels of distribution (over 8,000 retail outlets). ForzeGPS products are being marketed initially to the users of PacificHealth Labs other sports nutrition tools of Endurox® R4® recovery drink, Accelerade™, and Accelerade Hydro™ fluid replacement drinks, Accel Gel™, and Endurox Excel® supplements. We have had an overwhelmingly positive response both from the sports specialty trade and our athletes, with sales already exceeding our previous endeavors in the weight control field. We believe that the brand and offer strategy behind our ForzeGPS product has the potential to make it a very important contributor to our growth as a business.

As we move further into 2009 and beyond, we remain steadfast in our commitment to increase our penetration in the sports specialty retail market by supporting our existing brands and by continuing our development of premium nutrition products for exercisers and athletes seeking to improve their health and performance. The entire team at PacificHealth Labs remains very excited about the programs we have underway and about the opportunities we have in front of us to grow the Company and create value for our shareholders. In closing, I would like to thank our shareholders for your continued investment in PacificHealth Labs. I look forward to updating you on our continued progress and hope that you can attend our Shareholders meeting on June 10th.

Sincerely,

Jason Ash, President and CEO

PACIFICHEALTH LABORATORIES, INC.

100 Matawan Road, Suite 420
Matawan, NJ 07747

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 10, 2009

TO THE STOCKHOLDERS OF PACIFICHEALTH LABORATORIES, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of PACIFICHEALTH LABORATORIES, INC. will be held at the Hilton Woodbridge, 120 Wood Avenue South, Iselin, NJ, 08830 on June 10, 2008 at 10:00 a.m., local time, for the following purposes:

1. To elect six (6) directors;
2. To approve the Company's 2010 Incentive Stock Option Plan, in the form attached as Exhibit A to the Proxy Statement;
3. To ratify the appointment of Weiser LLP as our independent auditors for the fiscal year ending December 31, 2009; and
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has established the close of business on May 8, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournments or postponements thereof. In order that the meeting can be held and a maximum number of shares can be voted, whether or not you plan to be present at the meeting in person, please fill in, date and sign, and promptly return the enclosed Proxy in the return envelope provided for your use. No postage is required if mailed in the United States.

You are urged to review carefully the accompanying proxy statement and to complete, sign, date and return the enclosed proxy card as promptly as possible whether or not you plan to attend the meeting. You may revoke your proxy at any time before it has been voted. You are cordially invited to attend the annual meeting in person if it is convenient for you to do so.

By order of the Board of Directors,

/s/ Stephen P. Kuchen
Stephen P. Kuchen, Secretary

May 11, 2009

(This page intentionally left blank.)

PACIFICHEALTH LABORATORIES, INC.

100 Matawan Road, Suite 420
Matawan, NJ 07747
(732) 739-2900

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

June 10, 2009

The enclosed Proxy is solicited on behalf of the Board of Directors of PACIFICHEALTH LABORATORIES, INC. (the "Company") for use at the Annual Meeting of Stockholders to be held at 10:00 a.m., local time, at the Hilton Woodbridge, 120 Wood Avenue South, Iselin, NJ, 08830 on June 10, 2009 for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and in this Proxy Statement. This meeting and any adjournments or postponements are referred to in the Proxy Statement as the "Annual Meeting." This Proxy Statement and the enclosed Proxy are being mailed to stockholders on or about May 12, 2009.

Proxies properly executed and timely returned will be voted at the Annual Meeting in accordance with the directions on the Proxy. If no direction is indicated on the Proxy, the shares will be voted FOR (1) the election of the nominees named as our directors, (2) the approval of the Company's 2010 Incentive Stock Option Plan and, (3) the ratification of the appointment of Weiser LLP as our independent auditors for the fiscal year ending December 31, 2009, and on other matters presented for a vote, if any, in accordance with the judgment of the persons acting as proxy. The persons named as proxies were selected by the Board of Directors and are presently our executive officers.

Voting Securities and Votes Required

The holders of shares of our common stock, par value $0.0025 per share (the "Common Stock") (collectively, the "Shares") of record at the close of business on May 8, 2009 (the "Record Date") are entitled to receive notice of, and to vote at, the Annual Meeting. On that date, there were 14,642,468 shares of Common Stock outstanding and entitled to be voted at the Annual Meeting. Each share of Common Stock is entitled to cast one vote on (1) the election of six nominees for the Board of Directors, (2) the approval of the Company's 2010 Incentive Stock Option Plan and, (3) the ratification of the appointment of Weiser LLP as our independent auditors for the fiscal year ending December 31, 2009, and on other matters presented for a vote, if any, in accordance with the judgment of the persons acting as proxy.

The presence, in person or by proxy, of the holders of a majority of outstanding Shares will constitute a quorum for the transaction of business at the Annual Meeting. Votes withheld from any director, abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Votes cast in person or by proxy at the Annual Meeting will be tabulated by a representative of StockTrans, Inc., who will serve as inspector of elections. The six (6) nominees for the Board of Directors receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted shall be elected as directors. Abstentions and broker non-votes are not considered in the election of directors. Approval of the ratification of appointment of independent auditors requires the affirmative vote of the majority of the shares present at the meeting in person or by proxy. On any matters other than the election of directors, abstentions will be counted as negative votes, and broker non-votes will not be counted.

Stockholders whose shares are held in "street name" by a broker and who have instructed the broker to vote the shares must follow the directions received from the broker as to how to change their vote. Stockholders whose shares are held in "street name" by a broker, and who wish to vote in person at the Annual Meeting, must first obtain a legal proxy from their broker.

Stockholders do not have cumulative voting rights.

Revocability of Proxy

Execution of the enclosed Proxy will not affect a stockholder's right to attend the Annual Meeting and vote in person. A stockholder, in exercising his right to vote in person at the Annual Meeting, effectively revokes all previously executed Proxies. In addition, the Proxy is revocable at any time prior to the effective exercise thereof by filing notice of revocation with our Secretary or by filing a duly executed Proxy bearing a later date.

Persons Making the Solicitation

The solicitation of Proxies is being made by the Company. The cost of such solicitation, including the actual expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners, will be borne by the Company. In addition to solicitation by mail, certain officers and other employees of the Company may solicit Proxies in person, by mail, or by telephone, but such persons will not be separately compensated for these services.

Security Ownership of Certain Beneficial Owners and Management

As of May 8, 2009, we had 14,642,468 shares of Common Stock outstanding. The following table sets forth information concerning the ownership of our Common Stock as of such date by each person known to us to be the beneficial owner of more than five percent of our Common Stock, by each of our directors and executive officers, and by our directors and executive officers, as a group.

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
5% Beneficial Owners		
None		
Officers and Directors		
Jason Ash (3) President, Chief Executive Officer, and Director	508,000	3.4%
Stephen P. Kuchen (4) Vice President –Finance, Chief Financial Officer, Treasurer, and Secretary	274,030	1.8%
Robert Portman (5) Chairman of the Board and a Director	3,365,425	21.5%
David I. Portman (6) Director	624,012	4.2%
Michael Cahr (7) Director	424,560	2.9%
Adam Mizel (8) Director	624,840	4.3%

Marc Particelli (9) Director	256,114	1.7%
Executive Officers and Directors, as a group (7 persons)	6,076,981	37.2%

* Less than one percent

(1) Except as otherwise indicated, the address of each person named in the above table is c/o PacificHealth Laboratories, Inc., 100 Matawan Road, Suite 420, Matawan, NJ 07747-3913.

(2) Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors.

(3) Includes 150,000 shares issuable upon the exercise of options granted pursuant to individual incentive agreements and not covered under any stockholder approved equity incentive plan ("NON-ISO").

(4) Includes 133,334 shares issuable upon the exercise of options granted under our 1995 Incentive Stock Plan (the "1995 Plan") and 120,000 shares issuable upon the exercise of options granted pursuant to individual incentive agreements and not covered under any stockholder approved equity incentive plan ("NON-ISO").

(5) Includes 1,025,000 shares issuable upon the exercise of options granted pursuant to individual incentive agreements and not covered under any stockholder approved equity incentive plan ("NON-ISO"). Does not include 200,000 shares of Common Stock owned by Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her children, as to which Dr. Portman disclaims beneficial ownership.

(6) Includes 70,000 shares issuable upon the exercise of options granted under our 1995 Plan and 35,000 shares issuable upon the exercise of options granted under our 2000 Incentive Stock Option Plan (the "2000 Plan").

(7) Includes 40,000 shares issuable upon the exercise of options granted under our 1995 Plan and 20,000 shares issuable upon the exercise of options granted under our 2000 Plan.

(8) Includes 447,780 shares that are owned by Aquifer Opportunity Fund, L.P., of which Mr. Mizel is the Managing Principal of the General Partner. Mr. Mizel disclaims beneficial ownership of the shares owned by Aquifer Opportunity Fund, L.P., except to the extent of his pecuniary interest therein. Also includes 40,000 shares issuable to Mr. Mizel upon the exercise of options granted under our 2000 Plan.

(9) Includes 40,000 shares issuable upon the exercise of options granted under our 2000 Plan.

Change of Control

There are no arrangements known to us the operation of which may result in a change in control of the Company.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Six directors are to be elected at the Annual Meeting. The persons named as Proxies for this Annual Meeting intend to vote in favor of the election of the following nominees as our directors. If you do not wish your shares to be voted for any of the nominees, you may so indicate on the Proxy. All directors will be elected to hold office until the next annual meeting of stockholders in 2010 and until their successors are duly elected and qualified. All of the nominees are presently serving as our directors. Each of the nominees has consented to serve if elected. However, if any of the nominees should become unavailable prior to the election, the holder of the Proxies may vote the Proxies for the election of such other persons as the Board of Directors may recommend, unless the Board of Directors reduces the number of directors to be elected. At this time, the Board of Directors knows of no reason why any nominee may be unavailable to serve. The nominees of the Board of Directors are as follows:

JASON ASH, age 34, has served as our President, Chief Executive Officer and a Director since August 2008. Mr. Ash also served as our Chief Operating Officer and Director from January 2008 through July 2008. Prior to joining the Company, Mr. Ash worked internationally for Cadbury Schweppes in broad commercial management and consumer marketing, most recently as General Manager and Vice President of Cadbury Schweppes Americas Beverages ("CSAB") Sports, Energy & Water Category Unit. Mr. Ash has served in various positions at Cadbury Schweppes both in the USA and Europe since 2002. During his tenure, Mr. Ash was responsible for the strategic development and commercialization of the growing Sports Energy and Water pipeline of CSAB in North America as well as a number of key business-changing roles in the UK, Turkey and Middle East. In addition to his considerable experience at Cadbury Schweppes, Mr. Ash has also held Marketing and Finance positions at Masterfoods and Unilever and his work has been nominated for a number of marketing industry awards.

DR. ROBERT PORTMAN, age 64, currently serves as our non-executive Chairman of the Board of Directors. Since August 1, 2008, Dr. Portman has been Managing Principal of Signal Nutrition, a research and development company. He served as our Chief Executive Officer and Chief Scientific Officer from June 2005 through July 2008 and Chairman of the Board of Directors and Chief Scientific Officer since September 2004. He served as President from June 2005 through the end of calendar year 2007. From our inception to September 2004, Dr. Portman served as our President, Chief Executive Officer, and Chairman of the Board of Directors. Dr. Portman has a Ph.D. in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974. In 1987, Dr. Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising with billings in excess of $100 million. Dr. Portman is coauthor of two books, Nutrient Timing and The Performance Zone. He has authored hundreds of articles on the role of nutrition in improving sports performance. He is a frequent guest on TV and radio and has been a keynote speaker at national coaches meetings on how nutritional intervention during and after exercise can improve athletic performance and speed muscle recovery. As the former Chief Scientific Officer of PacificHealth Laboratories, he obtained 12 patents for nutritional inventions to improve sports performance as well as to control appetite and help in the management of Type II diabetes.

DAVID I. PORTMAN, age 68, has served as a Director from our inception. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. Currently, Mr. Portman is President of TRIAD Development, a real estate Company that has numerous commercial and rental properties in New Jersey.

MICHAEL CAHR, age 69, was appointed to the Board of Directors in April 2002. Since September 2004, Mr. Cahr has been a General Partner at Focus Equity Partners, a private equity investment and management firm that acquires middle market companies and assists them in reaching their performance potential. Mr. Cahr has more than 30 years of experience as a venture capitalist, CEO and director of public and private companies. From September 2004 to June 2006, Mr. Cahr served as CEO of one of Focus Equity's investments, C&M Pharmacy, a Glenview, Illinois, specialty pharmacy company, and engineered the sale of the company to Walgreen Co. Currently, Mr. Cahr acts as board member and advisor to another Focus investment, Business Only Broadband (BOB), a premier provider of carrier-class, fixed wireless primary and co-primary data network solutions for the business sectors in Chicago and the New York metropolitan area. Mr. Cahr also serves as a director of Make Music, a publicly-traded world leader in music education technology.

ADAM MIZEL, age 39, was appointed to the Board of Directors in February 2007. Since September 2005, Mr. Mizel has been the Managing Principal of the General Partner of the Aquifer Opportunity Fund, L.P., an investment fund that takes a private equity approach to investing in small capitalization public companies. Mr. Mizel previously was Managing Director and Chief Operating Officer of Azimuth Trust, LLC, an alternative asset management firm from 2001 until 2005. Earlier, Mr. Mizel was a partner at Capital Z Partners, L.P., a private equity and alternative investment firm, and Managing Director at Zurich Centre Investments, Inc., the North American private equity unit of Zurich Financial Services Group. Mr. Mizel began his investment career at Morgan

Stanley Capital Partners in 1991. Mr. Mizel also serves as a director of Cinedigm, Inc., a publicly-traded pioneer in the digital cinema industry.

MARC PARTICELLI, age 63, was appointed to the Board of Directors in February 2007. Since July 2006, Mr. Particelli has been Chairman of the Board of Coactive Marketing Group (NASDAQ: CMKG), an integrated marketing communications agency. Mr Particelli served as interim President and Chief Executive Officer of Coactive from July 2006 through October 2006. From August 2005 until March 2006, Mr. Particelli was the Chief Executive Officer of TSM Corporation, a telecommunications company serving the Hispanic market. Mr. Particelli was Chairman of the Board, President and Chief Executive Officer of Modem Media, an interactive marketing services firm, from January 1991 until its acquisition by Digitas Inc. in October 2004. Earlier, Mr. Particelli was a partner at Oak Hill Capital Management, a private equity investment firm, and managing director at Odyssey Partners L.P., a hedge fund. Prior to entering the private equity business, Mr. Particelli spent 20 years with Booz Allen where he helped create the Marketing Industries Practice and led its expansion across Europe, Asia and South America. Mr. Particelli also currently serves as a director of, and investor in, several private companies and as an advisor to several private equity firms.

Family Relationships

Robert Portman and David Portman are brothers. There are no other family relationships among our directors, executive officers or persons nominated or chosen to become our directors or executive officers.

The Board of Directors unanimously recommends that stockholders vote FOR the election of the slate of nominees set forth in this Proposal. Proxies received by the Board will be so voted unless stockholders specify otherwise on their Proxy cards. The six nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted shall be elected as directors.

CORPORATE GOVERNANCE

Director Independence

During 2008, the following members of our Board of Directors were independent under the relevant Marketplace Rules of The NASDAQ Stock Market LLC: Michael Cahr, Adam Mizel and Marc Particelli. During 2008, Mr. Cahr served on the Audit Committee, the Compensation Committee and the Nominating Committee. During 2008, Mr. Mizel served on the Audit Committee and the Compensation Committee. During 2008, Mr. Particelli served on the Compensation Committee and the Nominating Committee. Messrs. Cahr, Mizel and Particelli satisfied the criteria set forth under the Marketplace Rules of The NASDAQ Stock Market LLC relating to the independence standards for members of the Audit Committee. Messrs. Cahr, Mizel and Particelli also satisfied a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than their directors' compensation. Under applicable NASDAQ rules, members of the Compensation and Nominating Committees must be independent.

Of the nominees standing for election at the Annual Meeting, our Board of Directors has determined that Messrs. Cahr, Mizel and Particelli satisfy the independence requirements of NASDAQ. The current members of the Audit Committee, Messrs. Cahr and Mizel, satisfy both the separate independence requirements of NASDAQ and the SEC for members of the Audit Committee. Messrs. Cahr, Mizel and Particelli currently serve on the Compensation Committee. Messrs. Cahr and Particelli serve on the Nominating Committee.

Mr. Ash is not considered independent due to his role as President and Chief Executive Officer of the Company. Dr. Robert Portman is not considered independent as he was the former Chief Executive Officer within the last three years from the date of this proxy. Mr. David Portman is not considered independent because of his relationship to Dr. Robert Portman.

For a director to be considered independent, the Board must determine that the director has no relationship, which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board of Directors did not consider any transaction, relationship or arrangement not otherwise disclosed below under the heading "Transactions With Related Persons" in determining the independence of Messrs. Cahr, Mizel or Particelli.

Meetings and Committees of the Board of Directors

Our business affairs are managed under the direction of the Board of Directors. During 2008, the Board of Directors met in person four times and met via telephonic conference call six times. In 2008, no incumbent Director attended fewer than 75% of the total number of Board meetings and meetings of committees upon which he served during the period for which he served as a director. The Board of Directors has established three standing committees: the Compensation Committee, the Audit Committee and the Nominating Committee.

Director Attendance at Company Annual Meetings

We currently expect all of our directors to be in attendance at the Annual Meeting. It has been customary for our directors to attend our annual meetings of stockholders.

Compensation Committee

Our Board of Directors has established a separately designated standing Compensation Committee. The Compensation Committee, which was formed in June 2002, did not take any action during the fiscal year ended December 31, 2008. The Compensation Committee was formed to set policies for compensation of our Chief Executive Officer and the other executive officers. The Compensation Committee does not delegate its authority regarding compensation, but does periodically seek input from Robert Portman in his capacity as our Chief Executive Officer regarding the amount of executive compensation for members of our senior management. Mr. Portman plays no role in determining or recommending the amount or form of compensation for the Chief Executive Officer position or our directors. To date, the Compensation Committee has not sought the advice of compensation consultants as to the amount or form of management compensation. The Compensation Committee does not have a written charter.

The Compensation Committee has broad authority to review management's performance, assess market competition and set guidelines for compensation of our directors and executive officers. Under the direction of the Compensation Committee, our compensation policies are designed to align the interests of our executives with those of stockholders. The goal of the policies is to improve profitability and long-term stockholder value by rewarding executives based on criteria set for corporate and individual performance. The compensation program and policies are also designed to aid in the attraction, motivation and retention of key personnel.

The Compensation Committee uses a combination of salary, cash incentive compensation and equity-based incentive compensation as its total compensation package. The achievement of annual corporate and individual performance goals is a significant factor is assembling a total compensation package for our Chief Executive Officer, our President, and other members of senior management. In addition, the Compensation Committee periodically compares our executive compensation levels with those of companies with which we believe that we compete for attraction and retention of senior caliber personnel

In December of each year, the Compensation Committee reviews the performance of the company, our Chief Executive Officer and our other executive officers for the fiscal year. The Compensation Committee also reviews at that time the corporate and individual goals for the next fiscal year. Upon completion of this review, the Compensation Committee either determines or recommends to the Board of Directors the compensation of all executive officers.

During fiscal 2008, the Compensation Committee was composed of Mr. Cahr, Mr. Mizel, and Mr. Particelli. Currently, Messrs. Cahr, Mizel and Particelli are the members of the Compensation Committee.

Audit Committee

The Board of Directors has established a separately designated standing Audit Committee. The Audit Committee met four times during fiscal year ended December 31, 2008. The Audit Committee performs the role described in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and reviews and discusses with our management and our independent auditors the audited and unaudited financial statements contained in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, respectively. Although our management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls and disclosure controls and procedures, the Audit Committee reviews and discusses the reporting process with management on a regular basis. The Audit Committee also discusses with the independent auditors their judgments as to the quality of our accounting principles, the reasonableness of significant judgments reflected in the financial statements and the clarity of disclosures in the financial statements, as well as such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. The Audit Committee amended its written charter on March 16, 2004. The Audit Committee Charter is available on our website - *www.pacifichealthlabs.com.*

During fiscal 2008, the Audit Committee was composed of Mr. Cahr, (who was the chairman of the Audit Committee) and Mr. Mizel, each of whom meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Exchange Act and under the relevant Marketplace Rules of The NASDAQ Stock Market LLC. Currently, Messrs. Cahr, and Mizel are the members of the Audit Committee, each of whom meet such independence criteria.

Audit Committee Report

To the Board of Directors of
PacificHealth Laboratories, Inc.:

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2008 with management. The Audit Committee has discussed with Weiser LLP, the Company's independent auditors for 2008, the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented. The Audit Committee has received the written disclosures and the letter from Weiser LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and has discussed with Weiser LLP that firm's independence. The Audit Committee has also discussed with our management and with the auditing firm such other matters and received such assurances from them, as we deemed appropriate.

Based on the review and discussions described above, among other things, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2008 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Michael Cahr, Chairman
Adam Mizel

The foregoing report of the Audit Committee shall not be deemed to be soliciting material, to be filed with the SEC or to be incorporated by reference into any of our future filings with the SEC, except as may be explicitly specified by us in any future filing.

Nominating Committee and Nomination of Directors

Our Nominating Committee was formed on March 16, 2004. The Nominating Committee did not meet during the year ended December 31, 2008.

The Nominating Committee is responsible for identifying and recommending qualified candidates to serve on our Board of Directors, considering nominees for director recommended by stockholders and other Board members, and recommending selection and qualification criteria for directors. Messrs. Cahr and Particelli are currently the members of the Nominating Committee and are independent under relevant Marketplace Rules of The NASDAQ Stock Market LLC. Prior to formation of the Nominating Committee, nominations for the election of directors at annual meetings had generally been handled by the full Board of Directors.

The Nominating Committee adopted its written charter on December 11, 2008. The Nominating Committee Charter is available on our website - *www.pacifichealthlabs.com*.

Generally, the members of the Nominating Committee believe nominees for director should possess the highest personal and professional ethics, integrity and values and must be committed to representing the long-term interests of the stockholders. The Nominating Committee seeks candidates having experience in business, management, marketing, finance, regulatory matters, the sports nutrition and nutritional and dietary supplement industries, the pharmaceutical industry and in other areas that are relevant to our activities. Additionally, director nominees should have sufficient time to effectively carry out their duties.

The Nominating Committee considers candidates that are put forward by stockholders. The proposed candidate's name, and the information described below, should be sent to Stephen Kuchen, Chief Financial Officer and Secretary, at our principal executive offices located at 100 Matawan Road, Suite 420, Matawan, New Jersey, 07747-3913. Mr. Kuchen will then submit such information to the Nominating Committee for review and consideration. The process for determining whether to nominate a director candidate put forth by a stockholder is the same as that used for reviewing candidates developed internally. Other than candidates submitted by our directors and executive officers, we have not, in the past five years, received a proposed candidate for nomination from any large, long-term shareholder.

Under our bylaws, notice of a proposed candidate must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice must be received by us not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or made public. The stockholder's notice must state:

- the name, age, business address and residence address of the candidate;
- the principal occupation or employment of the candidate;
- the class and number of our shares which are beneficially owned by the candidate;
- any other information relating to the candidate that is required to be disclosed under the SEC's proxy rules (including without limitation such person's written consent to being named in any proxy statement as a nominee and to serving as a director if elected);
- the name and address, as they appear on our books, of the stockholder making the proposal; and
- the class and number of our shares which are beneficially owned by the stockholder making the proposal.

Although we are not currently required to have a majority of independent directors on our Board of Directors, we continue to search for additional, highly qualified, individuals who would be deemed independent, to appoint to our Board of Directors.

As a small company, we have generally used an informal process to identify and evaluate director candidates. Although we believe that identifying and nominating highly skilled and experienced director candidates is critical to our future, we have not engaged, nor do we believe that it is necessary at this time to engage, any third party to assist us in identifying director candidates. We have encouraged both independent directors and management-directors to identify nominees for the Board of Directors. We believe that as a result, we are presented with a more diverse and experienced group of candidates for discussion and consideration.

Stockholder Communications with the Board of Directors

To date, we have not implemented a policy or procedure by which our stockholders can communicate directly with our directors. We are currently reviewing alternative policies and procedures for such communication and intend to have a policy in place before the end of fiscal year 2009. It has been management's policy, however, to forward to the directors any communication received by us that is addressed to the directors.

Corporate Governance Documents

Our Audit Committee Charter and Code of Ethics have been posted on our Internet website – *www.pacifichealthlabs.com*.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Officers

Our executive officers as of the date of this Proxy Statement are as follows:

Name	Position with the Company
Jason Ash	President and Chief Executive Officer
Stephen P. Kuchen	Vice President-Finance, Chief Financial Officer, Secretary, and Treasurer

Information concerning Mr. Ash is included above in the biographical summaries of the nominees for director. Information concerning Mr. Kuchen is shown below.

STEPHEN P. KUCHEN, age 48, has served as Vice President of Finance, Chief Financial Officer, Treasurer and Secretary since June 2000. Mr. Kuchen also served as a Director from June 2000 until May 2008 and Chief Operating Officer from September 2004 until January 1, 2008. Mr. Kuchen initially joined us in February of 2000 as Controller. Prior to joining us, Mr. Kuchen was employed from 1996 to 1999 as the Controller of Able Laboratories, a public company located in South Plainfield, New Jersey that manufactured and sold generic pharmaceuticals. Prior to his employment by Able Laboratories, Mr. Kuchen was the Controller of Jerhel Plastics, a privately owned manufacturer of women's compact cases from 1993 to 1996. Mr. Kuchen is a graduate of Seton Hall University in South Orange, NJ, and is a Certified Management Accountant.

Summary Compensation of Executive Officers

The table below sets forth information concerning compensation paid to Jason Ash, Dr. Robert Portman and Stephen Kuchen in 2008 and 2007. None of our executive officers other than Mr. Ash, Dr. Portman and Mr. Kuchen received compensation of $100,000 or more in fiscal 2008 and 2007. As set forth below, our compensation program for our named executive officers consists of base salary and discretionary option awards.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Jason Ash, President, Chief Executive Officer and a Director	2008	$295,000 (1)	—	—	$79,352 (2)	—	—	$55,000(1)	$429,352
Robert Portman, Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer	2008	$172,083 (3)	—	—	$216,883 (2)(3)	—	—	$129,740 (4)	$518,706
	2007	$295,000	—	—	$134,484 (2)	—	—	$11,700 (5)	$441,184
Stephen P. Kuchen, Chief Financial Officer, Treasurer, and Secretary	2008	$154,500	—	—	$32,439 (2)	—	—	$0 (6)	$186,939
	2007	$150,000	$4,000	—	$43,528 (2)	—	—	$0 (6)	$197,528

(1) Under the terms of his employment agreement in effect during 2008, Mr. Ash received an annual base salary of $295,000 and an all-inclusive relocation/travel/car stipend of $55,000.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K and in Note A[10] of our audited financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-KSB filed with the SEC on March 7, 2008.

(3) Dr. Portman was employed as Chief Executive Officer through July 31, 2008 at a salary of $295,000 per annum. Under the terms of his Separation Agreement, effective August 1, 2008, all options fully vested.

(4) Includes a $6,825 auto allowance and, under the terms of his Separation Agreement effective August 1, 2008, Dr. Portman receives a non-compete payment of $24,583 per month through July 31, 2009.

(5) Consists of an auto allowance.

(6) Perquisites and other personal benefits in the aggregate were less than $10,000.

Employment Agreements

The annual base salaries reflected in the Summary Compensation Table for Mr. Ash and Dr. Portman are fixed in their employment agreements, which are described below. We do not have a written or unwritten employment agreement with Mr. Kuchen. His annual base salary is determined by our Compensation Committee and is adjusted periodically.

Mr. Ash

We entered into an employment agreement with Mr. Ash with an initial term beginning January 3, 2008 and ending December 31, 2009. The agreement automatically extends for a one-year period unless either party gives the other party at least 120 days written notice prior to the end of the initial term. Thereafter, the agreement will automatically extend for successive additional periods of one year unless either party gives the other party at least 90 days written notice prior to the end of the then current term. Notice by either party of a change in base salary, benefits or termination provisions of the agreement will be deemed a notice of non-renewal. In the event notice of non-renewal is given, but Mr. Ash continues to be employed by us following the expiration of a term, Mr. Ash's base salary and benefits will continue to be governed by the terms of the agreement, and either party may terminate the agreement on not less than 90 days written notice to the other party.

Under his employment agreement, Mr. Ash receives an initial annual base salary of $295,000. The amount of Mr. Ash's annual base salary will be adjusted with a market increase consistent with his position, company performance, and Mr. Ash's responsibilities and such increase will be no less than the change in the consumer price index for urban consumers in each year of renewal of his employment agreement. Mr. Ash is also entitled to receive annual bonus compensation, beginning with calendar year 2008, not to exceed 100% of Mr. Ash's base salary, the eligibility for and amount of which shall be based upon the attainment of certain milestones agreed upon by Mr. Ash and the Compensation Committee of the Board of Directors. Mr. Ash is entitled to participate in all benefit plans offered from time to time to our senior executives. In addition, we provide Mr. Ash with an all-inclusive relocation/travel/car stipend of $55,000 for his first year of employment and $40,000 for the second year of employment. We also agreed to reimburse Mr. Ash for air travel to and from the UK for one trip per month during the first six months of his employment agreement up to a maximum of $2,500 per trip and to pay for all legal costs associated with obtaining a visa and through green card for Mr. Ash and his spouse. On August 5, 2008, we amended this employment agreement by removing the title of Chief Operating Officer and adding the title of Chief Executive Officer.

On November 28, 2007, the date Mr. Ash's employment agreement was executed, and pursuant to Mr. Ash's employment agreement, the Board of Directors approved the issuance of options to purchase 600,000 shares of our common stock (the "Options") at an exercise price of $0.65 per share, the closing price on the day of the Board's approval, to vest as follows: 150,000 shares on January 3, 2009, 150,000 shares on January 3, 2010, 150,000 shares on January 3, 2011 and 150,000 shares on January 3, 2012. To the extent not previously exercised, the Options will terminate upon the earlier of (i) January 3, 2013 or (ii) 90 days following the termination of Mr. Ash's employment with us. The Options were not issued pursuant to any of our Stock Option Plans but will be similar to those of our 2000 Incentive Stock Option Plan.

Dr. Portman

We employed Dr. Portman under an employment agreement effective January 1, 2007. Under the employment agreement, Dr. Portman received a salary of $295,000 per year, as well as a car allowance in the amount of $975 per month. In addition, Dr. Portman was entitled to an annual bonus not to exceed 100% of his base salary. The term of Dr. Portman's employment agreement would have terminated on December 31, 2008, unless terminated earlier by either Dr. Portman or by us. Dr. Portman had the right to terminate the employment agreement without cause on thirty days' prior written notice, or with cause. We also had the right to terminate Dr. Portman's employment agreement with or without cause. In addition, if we terminated Dr. Portman's employment without cause, or if Dr. Portman terminated his employment with us for cause, any stock options granted to Dr. Portman, to the extent not already vested, will vest. Under the employment agreement, Dr. Portman also would have been entitled to payments upon his termination or upon a change-in-control of the Company as described below under the heading "Post-Termination or Change-In-Control Payments." On August 5, 2008, we entered into a Separation Agreement with Dr. Portman whereby we would continue to pay the $295,000 salary for twelve months in exchange for a twelve-month non-compete provision. Also, all previously unvested options vested on this date.

Equity Awards in 2008

During 2008, our Compensation Committee recommended, and our full Board of Directors approved, stock option awards to our executive officers as follows:

Executive Officer	Number of Shares of Common Stock Underlying Options	Exercise Price	Grant Date
Stephen Kuchen	50,000	$0.23	September 17, 2008

The options listed above vest over a four-year period in equal, annual installments beginning on the first anniversary of the date of grant. The exercise price per share of the options is equal to the closing price, on the date of the grant, of our common stock on the Over-the-Counter Bulletin Board. The stock option award was not issued under any of our stock option plans, but the terms and conditions are similar to those of our 2000 Incentive Stock Option Plan. The material terms of the 2000 Incentive Stock Option Plan are described in Note H to our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K.

On November 28, 2007, the date Mr. Ash's employment agreement was executed, and pursuant to Mr. Ash's employment agreement, the Board of Directors approved the issuance to him of options to purchase 600,000 shares of our common stock at an exercise price of $0.65 per share, the closing price on the day of the Board's approval, to vest as follows: 150,000 shares on January 3, 2009, 150,000 shares on January 3, 2010, 150,000 shares on January 3, 2011 and 150,000 shares on January 3, 2012. Mr. Ash's employment with us became effective January 3, 2008, thus he was not one of our named executive officers in 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table and its notes set forth information with respect to the value of all unexercised options previously awarded to each of the executive officers at the fiscal year end, December 31, 2008.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Jason Ash, President, Chief Executive Officer and a Director	—	600,000 (1)	—	$0.65	01/13/2013	—	—	—	—

Stephen P. Kuchen, Chief Financial Officer, Treasurer, and Secretary	—	50,000 (2)	—	$0.23	09/17/2013	—	—	—	—
	33,333 (3)	16,667 (3)	—	$1.13	12/13/2011				
	66,666 (4)	33,334 (4)	—	$0.60	02/13/2011				
	120,000 (5)	—	—	$0.70	10/01/2009				

(1) These options vest in four equal annual installments beginning on January 3, 2009.

(2) These options vest in four equal annual installments beginning on September 17, 2009.

(3) These options vest in three equal annual installments beginning on December 13, 2007.

(4) These options vest in three equal annual installments beginning on February 13, 2007.

(5) These options vested in four equal annual installments beginning on October 1, 2004 and are fully vested as of October 1, 2007.

Post-Termination or Change-In-Control Payments

Under his employment agreement with us, Mr. Ash has the right to receive payments upon his termination in certain circumstances and in the event of a change-in-control of the Company.

If we terminate Mr. Ash's employment without cause or if Mr. Ash terminates his employment for good reason, Mr. Ash will be entitled to receive twelve months base salary at the then current rate, payable in accordance with our usual practices. In the event that Mr. Ash continues to receive any other cash compensation from us following such termination or if Mr. Ash commences any substantially full-time employment during such twelve-month period, the remaining amount of severance pay due shall be reduced dollar-for-dollar.

If Mr. Ash's employment is terminated by us for any reason other than Mr. Ash's death, we, at our election, by notice to Mr. Ash given not later than ten days after such termination, shall have the right to require Mr. Ash to agree to a restrictive covenant prohibiting Mr. Ash from competing with us for a period of one year. As a condition to Mr. Ash's observance of this restrictive covenant, we will pay Mr. Ash twelve months base salary at the then current rate, payable in accordance with our usual practices. Such payment shall be in lieu of, rather than in addition to, any other severance payments, other than the Change in Control Payment, due under the employment agreement. In addition, in the event that Mr. Ash receives compensation from any other substantially full-time employment, we shall have the option to continue such payments in full without any dollar-for-dollar reduction.

In the event of a "change in control and a contemporaneous or subsequent termination of employment by Mr. Ash for Good Reason or termination by us without cause, Mr. Ash will be paid, in addition to any other severance payments due to Mr. Ash, a lump sum equal to half his annual base salary in effect immediately prior to the change in control. In addition, upon such a termination, all unvested stock options held by Mr. Ash will immediately become accelerated and vested. Any payment due in the event of a Change in Control will be paid upon the completion of the Change in Control

Under our arrangement with Mr. Kuchen, in the event of a sale, merger or change in control of the Company, Mr. Kuchen will receive one-half of his annual salary and all of his options would become immediately vested. If Mr. Kuchen were subsequently terminated, Mr. Kuchen would receive one-half of his annual salary as severance.

Director Compensation Table

In the past, we have compensated our non-employee Directors with awards of options to purchase shares of our common stock at an exercise price equal to the closing trading price of our common stock on the Over-the-

Counter Bulletin Board on the date of grant. On occasions, we have also used the closing price on the date prior to grant. In 2008, we compensated our non-employee Directors with stock grants equal to $4,100 for the second quarter of 2008 and $7,500 for each of the third and fourth quarters of 2008. The number of shares granted was calculated by dividing the value of the grant by the closing price of our common stock on the Over-the-Counter Bulletin Board on the last date of the quarter being compensated. In 2009, we intend to compensate each non-employee Director with a similar grant of stock with a value of $6,000 per quarter plus an additional $6,000 per quarter for each non-employee Director that serves either on a Board Committee or acts as Chairman of the Board.

Dr. Robert Portman, our Chairman of the Board and former Chief Executive Officer and Jason Ash, our current Chief Executive Officer received no compensation for their services as Directors because they are employees of the Company. Dr. Portman now receives Board compensation as outlined above now that he is considered a non-employee Director. The compensation received by Dr. Portman, Mr. Ash, and Mr. Kuchen as employees of the Company is shown in the Summary Compensation Table on page 10.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee Directors for the fiscal year ended December 31, 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
David I. Portman	—	$19,100	$28,425 (1)	—	—	—	$47,525
Michael Cahr	—	$19,100	$28,425 (1)	—	—	—	$47,525
Adam Mizel	—	$19,100	$18,980 (1)	—	—	—	$38,080
Marc Particelli	—	$19,100	$18,980 (1)	—	—	—	$38,080
Robert Portman	—	$12,500	—	—	—	—	$12,500

(1) The amounts in column (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K and in Note A[10] of our audited financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-KSB filed with the SEC on March 7, 2008. As of December 31, 2008, each Director had the following number of options outstanding: David I. Portman – 105,000; Michael Cahr – 60,000; Adam Mizel – 40,000; Marc Particelli – 40,000.

TRANSACTIONS WITH RELATED PERSONS

During the last two fiscal years, we have not entered into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest, nor are any such transactions presently proposed, except as follows:

(a) Effective January 5, 2007, we terminated the amended and restated Investors Rights Agreement that we initially entered in with Hormel Health Labs LLC on January 28, 2005. The other party to this transaction was Diamond Crystal Sales, LLC, which acted in its capacity as successor to Hormel following Hormel's merger with and into Diamond effective October 31, 2006. In addition, effective as of January 5, 2007, we, Diamond and Dr. Robert Portman terminated the Right of First Refusal and Co-Sale Agreement into which we, Hormel and Dr. Portman had previously entered on January 28, 2005. The termination of the Investors Rights Agreement and the Co-Sale Agreement occurred in connection with Diamond's sale of the 909,091 shares of our common shares previously held by Hormel in a private transaction to certain purchasers effective January 5, 2007. Hormel had acquired the 909,091 shares of our common stock upon its conversion of the 90,909 shares of our Series A Convertible Preferred Stock that it purchased pursuant to the Series A Preferred Stock Purchase Agreement on January 28, 2005. Upon the closing of Diamond's sale of the common stock, the Investor Rights Agreement and the Co-Sale Agreement, and all rights, duties, obligations and liabilities of the parties under the agreements, terminated. This included termination of any liability for breach or non-fulfillment of either agreement prior to the sale of the common stock. The purchasers of the shares of common stock sold by Diamond included Dr. Robert Portman and our Directors, David Portman and Michael Cahr, each of whom purchased 100,000 shares at $0.95 per share. Messrs. The purchasers also included the Aquifer Opportunity Fund of which Adam Mizel is the Managing Principal. At the time of the transaction, Mr. Mizel was not yet one of our Directors.

(b) On February 16, 2007, our Board of Directors approved the sale of an aggregate of 243,243 shares of our common stock to newly appointed Director Mr. Particelli and Aquifer Opportunity Fund, L.P., of which Mr. Mizel, is the Managing Principal of the General Partner, for an aggregate purchase price of $450,000. The purchase price of $1.85 per share was based on the 10-day average closing price as of February 15, 2007. The shares were issued pursuant to the terms and conditions of a Stock Purchase Agreement, dated February 22, 2007 entered into by us with Aquifer Opportunity Fund, L.P. and Mr. Particelli. Pursuant to the terms of the Purchase Agreement, the holders of the Shares are entitled to piggyback registration rights and demand registration rights in the event Mr. Mizel is no longer a Director. Under the Purchase Agreement, Mr. Particelli acquired 54,054 shares for $100,000 and Aquifer Opportunity Fund L.P. acquired 189,189 for $350,000.

(c) On October 23, 2008, our Board of Directors approved the sale of an aggregate of 500,000 shares of our common stock to Jason Ash, our Chief Executive Officer and other members of our management team for an aggregate purchase price of $150,000. The Board, including all independent directors, determined the purchase price of $0.30 per share represented fair market value. On the date the stock was purchased, the closing price was $0.27 per share.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors and executive officers, and any persons who own more than ten percent of our common stock, file with the Securities and Exchange Commission, or SEC, initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Such persons are required by SEC regulations to furnish us with copies of all such reports that they file. To our knowledge, based upon our review of these reports, all Section 16 reports required to be filed by our directors, executive officers and beneficial owners during the fiscal year ended December 31, 2008 were filed on a timely basis , with the exception of the following reports which were filed late:

- The Statement of Changes in Beneficial Ownership of Securities on Form 4 filed by Robert Portman was filed late. This Form 4 disclosed the acquisition by Dr. Portman of shares of our common stock at market prices on June 25, 2008, June 27, 2008, July 7, 2008 and July 11, 2008.

PROPOSAL NO. 2. APPROVAL OF 2010 STOCK PLAN

The shareholders of the Company are asked to approve the PacificHealth Laboratories, inc. 2010 Stock Plan (the "2010 Stock Plan" or "Plan"), in the form attached as Exhibit A to this Proxy Statement. The Board of Directors has approved the Plan, subject to the approval of shareholders. The affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock present and entitled to vote at the Annual Meeting is required to approve the Plan.

The Board of Directors and Management recommend that you vote FOR ratification of the 2010 Stock Plan. Proxies received by the Board will be so voted unless stockholders specify otherwise on their Proxy cards.

Summary of Plan

The principal features of the 2010 Stock Plan are as follows:

Purpose

The purpose of the 2010 Stock Plan is to enable the Company to provide certain employees, consultants and advisors of the Company and its subsidiaries, as well as non-employee members of the Company's Board of Directors, with the opportunity to receive certain equity awards. Such awards may be in the form of incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not incentive stock options ("non-ISOs") or restricted stock. ISOs may be granted only to employees. Awards under the Plan are intended to be a performance incentive to eligible employees, consultants, advisors and directors whose present and potential contributions are important to the Company's success, and to help the Company compete with other companies to hire and retain such persons. The adoption of the 2010 Plan was intended to ensure that a reasonable number of shares will be available to meet these needs.

The Company currently has nine employees and five non-employee directors.

Shares Reserved for Issuance

An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance under the Plan. As of May 4, 2009, such shares had a market value of $300,000, based on the $0.20 closing price of the Common Stock as reported by The Over-The-Counter Bulletin Board ("OTCBB") on such date. Unless the Board of Directors provides otherwise, shares covered by expired or terminated options are available for subsequent awards under the Plan. The Plan will become effective on January 1, 2010, and no stock option that is intended to be an ISO may be granted under the Plan more than ten years after the Plan is approved by shareholders.

Administration

The 2010 Stock Plan will be administered by the Company's Board of Directors or by a committee which may consist of two or more persons who are "outside directors." References in this section to "Board" means the Company's Board of Directors or means such committee if one has been appointed.

The Board has broad discretion to determine the individuals entitled to participate in the Plan and to prescribe conditions (such as the completion of a period of employment) that must be satisfied before awards vest. The Board also has the authority to determine the persons or entities to whom and the time at which awards under the Plan are granted, the number of shares of Common Stock to be subject to awards and the price and other terms and conditions of the awards.

Generally, awards under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution, except that the Board may decide to permit transfers of awards other than ISOs.

Options

ISOs and non-ISOs are collectively referred to in this section as "Options."

The exercise price of an Option granted under the Plan may not be less than the fair market value of the Common Stock on the date of grant (110% of fair market value in the case of an ISO granted to an individual who at the time of the grant owns more than 10% of the combined voting power of the Company's Common Stock).

Upon exercise of an Option, the exercise price for the Option Shares purchased is payable in cash, by certified check payable to the order of the Company, or by such other mode of payment as the Board may approve.

The term of an Option may not be more than ten years (five years in the case of an ISO granted to an individual who at the time of the grant owns more than 10% of the combined voting power of the Company's Common Stock).

Except as provided below, an Option may only be exercised while the Option grantee is employed by or providing service to the Company as an employee, consultant, advisor or member of the Board. Except as otherwise provided by the Board, a grantee's Options shall terminate as of the date the grantee ceases to be employed by or provide service to the Company, except that any of the grantee's options that are exercisable as of such date may terminate later as described below.

Reason for termination of employment or service	***Option expires on date below, but in any event no later than the date of expiration of the Option term***
Termination by the Company without Cause (as defined in the Plan) or termination by the grantee after at least 90 days advance written notice	90 days after the date on which the grantee ceases to be employed by or provide service to the Company
Termination because grantee is Disabled (as defined in Plan)	One year after the date on which the grantee ceases to be employed by or provide service to the Company
Termination because grantee dies while employed by or providing service to the Company, or within 90 days after the date on which the grantee ceases to be employed by or provide service as a result of a termination by the Company without Cause, or if the grantee provides the Company with at least 90 days advance written notice of termination of employment	One year after the date on which the grantee ceases to be employed by or provide service to the Company

In addition, if the Board determines that the grantee has engaged in conduct that constitutes Cause at any time while the grantee is employed by or providing service to the Company or after the grantee's termination of employment or service, any Option held by the grantee shall immediately terminate and the grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered share certificates, upon refund by the Company of the exercise price paid by the grantee for such shares.

Restricted Stock

Restricted stock may be granted under the Plan for consideration or no consideration and subject to restrictions as determined by the Board.

If the grantee ceases to be employed by or provide service to the Company during a period designated in the grant instrument as the restriction period, the restricted stock shall terminate as to all shares covered by the grant as to which the restrictions have not lapsed and those shares of Company Stock must be returned to the Company.

Unless the Board determines otherwise, during the restriction period, the grantee shall have the right to vote shares of restricted tock and to receive any dividends or other distributions on such shares.

Change of Control

30 days prior to a Change of Control (as defined in the Plan), unless the Board determines otherwise, all outstanding Options shall become exercisable in full and the restrictions on all outstanding restricted stock shall lapse.

Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Board determines otherwise, all outstanding options that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Alternatively, with respect to outstanding Options, the Board may require that grantees surrender their outstanding Options in exchange for payment by the Company of the amount by which the fair market value of the shares subject to the Option exceed the exercise price or may, after giving the grantees an opportunity to exercise their outstanding Options, terminate any or all unexercised Options.

Amendments and Adjustments

If there is any change in the number or kind of shares of Company Stock outstanding by reason of stock dividend, stock split, reclassifications and recapitalizations or other changes in the Company's capital structure, as well as merger, reorganization or otherwise, the Board may adjust the maximum number of shares of Company Stock available for grants, the maximum number of shares of Company Stock that any individual participating in the Plan may be granted in any year, the number of shares covered by outstanding grants, the kind of shares issued under the Plan and the price per share or the applicable market value of such grants to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude the enlargement or dilution of rights and benefits under such grants.

The Board may amend or terminate the Plan at any time, provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or applicable laws, or to comply with applicable stock exchange requirements.

Federal Income Tax Consequences

ISOs

The value of an ISO is not included in the grantee's income at the time of grant, and the grantee does not recognize income on exercise of an ISO. However, when calculating income for alternative minimum tax purposes, the excess (if any) of the fair market value of the shares acquired over the exercise price (the "spread") generally will be considered part of income. When the grantee sells shares of Common Stock acquired through exercise of an ISO, all gain or loss on the sale of the shares is treated as capital gain or loss, as long as the grantee has held the shares for one year after exercise and two years after grant (the "holding period"). In that case, the Company will not be entitled to a deduction. If the grantee has held the shares for at least one year, the capital gain or loss will be taxed as long-term capital gain or loss. If the grantee sells shares of Common Stock acquired through exercise of an ISO before the holding period (called a "disqualifying disposition"), the spread, up to the amount of the gain on disposition, will be ordinary income at the time of the disqualifying disposition. In this event, the Company is entitled to a deduction.

Non-ISOs

The value of a non-ISO is not included in the grantee's income at the time of grant, unless the non-ISO has a readily ascertainable fair market value at the time of grant. On exercise, the difference between the exercise price of the non-ISO and the fair market value of the shares of Common Stock acquired will be recognized as ordinary income, subject to federal income tax withholding. In that case, the Company will be allowed a deduction. When the grantee sells shares of Common Stock acquired through exercise of the non-ISO, all further gain or loss on the sale will be characterized as capital gain or loss. If the grantee has held the shares for at least one year, the capital gain or loss will be taxed as long-term capital gain or loss.

Restricted Stock

The grantee will not recognize income tax in connection with the grant of restricted stock, assuming the restrictions are sufficient to prevent such taxation. Rather, the grantee will recognize ordinary income on the date the restrictions lapse in an amount equal to the fair market value of the shares on such date (less the purchase price paid by the grantee, if any). The Company is entitled to a corresponding deduction on the date the restrictions lapse. However, the grantee may elect under Code Section 83(b) to recognize ordinary income at the time of grant in an amount equal to the fair market value of the shares on the date of grant (determined without regard to the restrictions). In this event, the Company will have a corresponding deduction. If the grantee elects such early taxation under Section 83(b), there is no further income recognition at the time the restrictions lapse, and the Company will not be entitled to any additional deduction. In this case, gain or loss recognized by the grantee upon later sale of the shares will be capital gain or loss.

Withholding

Income or employment taxes may be required to be withheld by the Company in connection with awards made under the plan. The grantee will be required to pay the Company in cash the amount required to be withheld or to arrange for payment by having shares of Common Stock that otherwise would be delivered to the grantee withheld or by delivering previously owned shares of Common Stock to us in order to satisfy the withholding obligation.

Plan Benefits

As awards under the 2010 Stock Plan will be discretionary, the Company cannot currently determine the recipients and number of awards that will be made pursuant to the 2010 Stock Plan. Information concerning options received by the Company's present directors and certain past and present executive officers of the Company under the Company's 1995 and 2000 Stock Option Plans are described in the footnotes to the Security Ownership table which begin on page 2 of this Proxy Statement, and in the tables under the caption "Option Awards" beginning on page 10.

PROPOSAL NO. 3: RATIFICATION OF APPOINTMENT OF AUDITORS

Weiser LLP ("Weiser") served as our independent auditors for the audit of our financial statements for the fiscal year ended December 31, 2008. The Audit Committee has appointed Weiser as our independent auditors for the fiscal year ending December 31, 2009.

A proposal to ratify that appointment will be presented at the Annual Meeting. If the stockholders do not ratify the appointment of Weiser, the Audit Committee is not obligated to appoint other auditors but will give consideration to such unfavorable vote.

Representatives of Weiser are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from the stockholders.

The Board of Directors and Management recommend that you vote FOR ratification of the appointment of Weiser LLP as our independent auditors for the fiscal year ending December 31, 2009. Proxies received by the Board will be so voted unless stockholders specify otherwise on their Proxy cards.

Fees Paid to Auditors

Weiser served as our independent auditors for the years ended December 31, 2008 and December 31, 2007. We have been billed the fees set forth below in connection with services rendered by the independent auditors to us:

Fee Category	Fiscal 2008	Fiscal 2007
Audit Fees[1]	$ 95,875	$ 90,463
Audit-Related Fees[2]	$ - 0 -	$ - 0 -
Tax Fees[3]	$ 3,300	$ 10,105
All Other Fees[4]	$ - 0 -	$ 5,000
TOTAL	$ 99,575	$ 105,568

[1]Audit fees consisted of fees for the audit of our annual financial statements and review of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of our documents filed with the SEC.

[2]Audit-related fees consisted of fees for assurance and related services, including primarily employee benefit plan audits, due diligence related to acquisitions, accounting consultations in connection with acquisitions, consultation concerning financial accounting and reporting standards and consultation concerning matters related to Section 404 of the Sarbanes Oxley Act of 2002.

[3]Tax fees consisted primarily of fees for tax compliance, tax advice and tax planning services.

[4]Other fees consisted of prior auditors consents in conjunction with 1933 Act filings.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that our independent auditor is permitted to perform for us under applicable federal securities regulations. As permitted by the applicable regulations, the Audit Committee's policy utilizes a combination of specific pre-approval on a case-by-case basis of individual engagements of the independent auditor and general pre-approval of certain categories of engagements up to predetermined dollar thresholds that are reviewed annually by the Audit Committee. Specific pre-approval is mandatory for the annual financial statement audit engagement, among others.

The pre-approval policy was implemented effective as of March 16, 2004. All engagements of the independent auditor to perform any audit services and non-audit services since that date have been pre-approved by the Audit Committee in accordance with the pre-approval policy. The policy has not been waived in any instance. All engagements of the independent auditor to perform any audit services and non-audit services prior to the date the pre-approval policy was implemented were approved by the Audit Committee in accordance its normal functions.

OTHER INFORMATION

Annual Report

We delivered copies of our Annual Report for the year ended December 31, 2008 with this Proxy Statement. Stockholders are referred to the report for financial and other information about us, but the report is not incorporated into this Proxy Statement and is not a part of the proxy soliciting material. **Stockholders may obtain a copy of the full Annual Report to Stockholders and/or our annual report to the SEC on Form 10-KSB, without charge, by writing to the Secretary of the Company at 100 Matawan Road, Suite 420, Matawan, New Jersey, 07747-3913.**

Other Matters

We are not aware of any other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, however, the enclosed Proxy confers discretionary authority with respect thereto.

Stockholder Proposals for 2010 Annual Meeting

Any proposal by a stockholder intended to be presented at the 2010 Annual Meeting of stockholders must be received by the Company at the Company's principal executive offices, 100 Matawan Road, Matawan, NJ 07747-3913, Attention: Secretary, no later than January 8, 2010 in order to be included in the proxy materials and form of proxy relating to the 2010 Annual Meeting. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy materials.

For business to be properly brought before the 2010 Annual Meeting by a stockholder in a form other than a stockholder proposal, any stockholder who wishes to bring such business before the 2010 Annual Meeting of stockholders must give notice of such business in writing to our Secretary at the address stated in the previous paragraph, not less than 60 nor more than 90 days prior to the 2010 Annual Meeting. In the event that less than 70 days notice or prior disclosure of the date of the meeting is given or made to stockholders, notice of such business to be timely must be received by the Company not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The stockholder's notice of such business must provide information about the stockholder proposing such business and the nature the business, as required by our Amended and Restated Bylaws. A copy of these Bylaw requirements will be provided upon request in writing to our principal executive offices, 100 Matawan Road, Matawan, NJ 07747-3913, Attention: Secretary.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Stephen P. Kuchen
Stephen P. Kuchen, Secretary

Dated: May 11, 2009

Exhibit A

PACIFICHEALTH LABORATORIES, INC.
2010 STOCK PLAN

The purpose of the PacificHealth Laboratories, Inc. 2010 Stock Plan (the "Plan") is to provide (i) designated employees of PacificHealth Laboratories, Inc. (the "Company") and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the "Board") with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's stockholders, and will align the economic interests of the participants with those of the stockholders.

1. Administration

(a) Board or Committee. The Plan shall be administered and interpreted by the Board or by a committee which may consist of two or more persons who are "outside directors" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and related Treasury regulations and "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Board may ratify or approve any grants as it deems appropriate. References in the Plan to the "Board" shall be deemed to refer to the committee.

(b) Board Authority. The Board shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant and (v) deal with any other matters arising under the Plan.

(c) Delegation. The Board may delegate certain of its duties to one or more of its members or to one or more agents as it may deem advisable. The Board may employ attorneys, agents, consultants, accountants or other persons, and shall be entitled to rely upon the advice, opinions or valuations of such persons.

(d) Board Determinations. The Board shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Board's interpretations of the Plan and all determinations made by the Board pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Board shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. Grants

Awards under the Plan may consist of grants of incentive stock options as described in Section 5 ("Incentive Stock Options"), nonqualified stock options as described in Section 5 ("Nonqualified Stock Options") (Incentive Stock Options and Nonqualified Stock Options are collectively referred to as "Options") and restricted stock as described in Section 6 ("Restricted Stock") (hereinafter collectively referred to as "Grants"). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Board deems appropriate and as are specified in writing by the Board to the individual in a grant instrument or an amendment to the grant instrument (the "Grant Instrument"). The Board shall approve the form and provisions of each Grant Instrument. Grants under a particular Section of the Plan need not be uniform as among the grantees.

3. Shares Subject to the Plan

(a) Shares Authorized. Subject to adjustment as described below, the aggregate number of shares of common stock, par value $0.0025 per share, of the Company ("Company Stock") that may be issued or transferred under the Plan or upon which awards under the Plan may be granted is 1,500,000 shares, all of which may be issued pursuant to Incentive Stock Options. The shares may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or if any Restricted Stock are forfeited, the shares subject to such Grants shall again be available for purposes of the Plan, unless otherwise provided by the Board.

(b) Adjustments. If there is any change in the number or kind of shares of Company Stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value or (iv) any other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Grants, the maximum number of shares of Company Stock that any individual participating in the Plan may be granted in any year, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan, and the price per share or the applicable market value of such Grants may be appropriately adjusted by the Board to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Board shall be final, binding and conclusive.

4. Eligibility for Participation

(a) Eligible Persons. All employees of the Company and its subsidiaries ("Employees") and members of the Board who are not Employees ("Non-Employee Directors") shall be eligible to participate in the Plan. Consultants and advisors who perform services for the Company or any of its subsidiaries ("Key Advisors") shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Company or its subsidiaries, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company's securities.

(b) Selection of Grantees. The Board shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to a particular Grant in such manner as the Board determines. Employees, Non-Employee Directors and Key Advisors who receive Grants under this Plan shall hereinafter be referred to as "Grantees."

5. Granting of Options

(a) Type of Option and Price.

(i) The Board may grant Incentive Stock Options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code or Nonqualified Stock Options that are not intended so to qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to Employees of the Company or a parent or subsidiary (within the meaning of Section 424(f) of the Code). Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors. Unless otherwise provided in the Grant Instrument, any Option granted under this

Plan to an Employee is intended to be an Incentive Stock Option; provided, however, that if the Plan is not approved by the Company's stockholders within 12 months of the Plan's effective date, all Options granted under the Plan will be Nonqualified Stock Options.

(ii) The purchase price (the "Exercise Price") of Company Stock subject to an Option shall be determined by the Board and must not be less than the Fair Market Value (as defined below) of a share of Company Stock on the date the Option is granted; provided, however, that an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, unless the Exercise Price per share is not less than 110% of the Fair Market Value of Company Stock on the date of grant.

(iii) The Fair Market Value per share of the Company Stock shall be determined as follows: (x) if the principal trading market for the Company Stock is a national securities exchange or the Nasdaq National Market, the closing price thereof on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, or (y) if the Company Stock is not principally traded on such exchange or market, the mean between the last reported "bid" and "asked" prices of Company Stock on the relevant date, as reported on Nasdaq or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Board determines. If the Company Stock is not publicly traded or, if publicly traded, is not subject to reported transactions or "bid" or "asked" quotations as set forth above, the Fair Market Value per share shall be as determined by the Board.

(b) Option Term. The Board shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant, which date of grant is determined by the Board. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary of the Company, may not have a term that exceeds five years from the date of grant.

(c) Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Board and specified in the Grant Instrument. Unless a different vesting schedule is specified by the Board in a Grant Instrument, Options granted under this Plan shall vest in one-quarter increments over 4 years beginning with the first annual anniversary of the date of grant. The Board may accelerate, and may provide in the Grant Instrument for the acceleration of, the exercisability of any or all outstanding Options at any time for any reason.

(d) Reload Options. In the event that shares of Company Stock are used to exercise an Option, the terms of such Option may provide for a Grant of additional Options, or the Board may grant additional Options, to purchase a number of shares of Company Stock equal to the number of whole shares used to exercise the Option and the number of whole shares, if any, withheld in payment of any taxes. Such Options shall be granted with an Exercise Price equal to the Fair Market Value of the Company Stock on the date of grant of such additional Options, or at such other Exercise Price as the Board may establish, for a term not longer than the unexpired term of the exercised Option and on such other terms as the Board shall determine.

(e) Dividend Equivalents. The Board may not grant dividend equivalents in connection with Options granted under the Plan.

(f) Limit on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the Company Stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by an Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option.

(g) Termination of Employment, Disability or Death.

(i) Except as provided below, an Option may only be exercised while the Grantee is employed by, or providing service to, the Company as an Employee, Key Advisor or member of the Board. In the event that a Grantee ceases to be employed by, or provide service to, the Company for any reason other than (A) termination by the Company without Cause (as defined below), (B) termination of employment or service by the Grantee after at least 90 days advance written notice by the Grantee of the effective date of such termination, (C) Disability (as defined below) or (D) death, any Option held by the Grantee shall terminate immediately (unless the Board specifies otherwise). In addition, notwithstanding any other provision of this Section 5, if the Board determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed by, or providing service to, the Company or after the Grantee's termination of employment or service, any Option held by the Grantee shall immediately terminate and the Grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered the share certificates, upon refund by the Company of the Exercise Price paid by the Grantee for such shares. Upon any exercise of an Option, the Company may withhold delivery of share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture.

(ii) In the event that a Grantee ceases to be employed by, or provide service to, the Company as a result of a termination without Cause by the Company, or if the Grantee provides the Company with at least 90 days advance written notice of the effective date of such termination of employment or service with the Company, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such other period of time as may be specified by the Board), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Board, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(iii) In the event the Grantee ceases to be employed by, or provide service to, the Company because the Grantee is Disabled, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such other period of time as may be specified by the Board), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Board, any of the Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(iv) If the Grantee dies while employed by, or providing service to, the Company or within 90 days after the date on which the Grantee ceases to be employed or provide service on account of a termination specified in Section 5(g)(ii) above (or within such other period of time as may be specified by the Board), any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such other period of time as may be specified by the Board), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Board, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(v) For purposes of this Section 5(g) and Section 6:

(A) The term "Company" shall mean the Company and its parent and subsidiary corporations or other entities, as determined by the Board.

(B) "Employed by, or provide service to, the Company" shall mean employment or service as an Employee, Key Advisor or member of the Board (so that, for purposes of exercising Options and satisfying conditions with respect to Restricted Stock, a Grantee shall not be considered to have terminated employment or service until the Grantee ceases to be an Employee, Key Advisor and member of the Board), unless the Board determines otherwise.

(C) "Disability" shall mean a Grantee's becoming disabled under the Company's long-term disability plan, or, if the Grantee is not covered under such plan or no such plan is maintained, and in the case of an Incentive Stock Option, "Disability" shall mean a Grantee's becoming disabled within the meaning of Section 22(e)(3) of the Code.

(D) "Cause" shall mean, except to the extent specified otherwise by the Board, a finding by the Board that the Grantee (i) has breached his or her employment or service contract with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information, (iv) has breached any written confidentiality, non-competition or non-solicitation agreement between the Grantee and the Company or (v) has engaged in such other behavior detrimental to the interests of the Company as the Board determines.

(vi) Notwithstanding anything set forth above, the Board may provide that an Option granted to a Key Advisor shall not terminate or otherwise be affected by any termination of service by the Key Advisor.

(h) Exercise of Options. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. Along with the notice of exercise, the Grantee shall pay the Exercise Price in respect of the exercise of an Option as specified by the Board (i) in cash, (ii) with the approval of the Board, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Board deems appropriate) valued at Fair Market Value on the date of exercise, (iii) with the approval of the Board, by surrender of outstanding awards under the Plan or (iv) by such other method as the Board may approve. Shares of Company Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the amount of any withholding tax due (pursuant to Section 7) at the time of exercise.

6. Restricted Stock

The Board may grant Restricted Stock to an Employee, Non-Employee Director or Key Advisor, upon such terms as the Board deems appropriate. The following provisions are applicable to Restricted Stock:

(a) General Requirements. Shares of Company Stock issued or transferred pursuant to a Grant of Restricted Stock may be issued or transferred for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Board. The Board may, but shall not be required to, establish conditions under which restrictions on Restricted Stock shall lapse over a period of time or according to such other criteria as the Board deems appropriate, including, without limitation, restrictions based upon the achievement of specific performance goals. The period of time during which the Restricted Stock will remain subject to restrictions will be designated in the Grant Instrument as the "Restriction Period."

(b) Requirement of Employment or Service. If the Grantee ceases to be employed by, or provide service to, the Company (as defined in Section 5(g)) during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Restricted Stock shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed, and those shares of Company Stock must be immediately returned to the Company. The Board may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(c) Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of Restricted Stock except to a Successor Grantee under Section 8(a). A stock certificate representing the shares of Restricted Stock shall be registered in the Grantee's name but shall be held in the custody of the Company for the Grantee's account.

(d) Right to Vote and to Receive Dividends. Unless the Board determines otherwise, during the Restriction Period, the Grantee shall have the right to vote shares of Restricted Stock and to receive any dividends or other distributions paid on such shares.

(e) Lapse of Restrictions. All restrictions imposed on Restricted Stock shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Board. The Board may determine, as to any or all Restricted Stock, that the restrictions shall lapse without regard to any Restriction Period.

7. Withholding of Taxes

(a) Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Company shall have the right to deduct from all Grants paid in cash, or from other amounts paid to the Grantee, any federal, state or local taxes required by law to be withheld with respect to such Grants. The Company may require that the Grantee or other person receiving or exercising Grants pay to the Company the amount of any federal, state or local taxes that the Company is required to withhold with respect to such Grants, or the Company may deduct from other wages paid by the Company the amount of any withholding taxes due with respect to such Grants.

(b) Election to Withhold Shares. If the Board so permits, a Grantee may elect, in the form and manner prescribed by the Board, to satisfy the Company's income tax withholding obligation with respect to Options or Restricted Stock paid in Company Stock by having shares withheld up to an amount that does not exceed the Grantee's minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities.

8. Transferability of Grants

(a) Nontransferability of Grants. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Board, pursuant to a domestic relations order or otherwise as permitted by the Board. When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee ("Successor Grantee") may exercise such rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(b) Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Board may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Board may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

9. Change of Control of the Company

As used herein, a "Change of Control" shall be deemed to have occurred if:

(a) Unless the Board approves such acquisition, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, in a single transaction, of securities of the Company representing more than 50 percent of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a change of ownership resulting from the death of a stockholder, and a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50 percent of all votes to which all stockholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote);

(b) Unless the Board approves such acquisition, if in any series of acquisitions any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 2/3 of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a change of ownership resulting from the death of a stockholder, and a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 2/3 of all votes to which all stockholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote); or

(c) The consummation of (i) a merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50 percent of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (ii) a sale or other disposition of all or substantially all of the assets of the Company or (iii) a liquidation or dissolution of the Company.

10. Consequences of a Change of Control

(a) Notice and Acceleration. 30 days prior to a Change of Control, unless the Board determines otherwise, (i) all outstanding Options shall become exercisable in full and (ii) the restrictions and conditions on all outstanding Restricted Stock shall lapse. Notwithstanding the foregoing, the Board may provide in one or more particular Grant Instruments for accelerated vesting in connection with a Change in Control without any Board discretion to determine otherwise. The Board shall provide notice to Grantees of the Change of Control as soon as practicable prior to the Change of Control.

(b) Assumption of Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Board determines otherwise, all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(c) Other Alternatives. Notwithstanding the foregoing, subject to subsection (d) below, in the event of a Change of Control, the Board may take one or both of the following actions with respect to any or all outstanding Options: (i) the Board may require that Grantees surrender their outstanding Options in exchange for a payment by the Company, in cash or Company Stock as determined by the Board, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Grantee's unexercised Options exceeds the Exercise Price of the Options; or (ii) the Board may, after giving Grantees an opportunity to exercise their outstanding Options, terminate any or all unexercised Options at such time as the Board deems appropriate. Such surrender or termination or settlement shall take place as of the date of the Change of Control or such other date as the Board may specify.

(d) Limitations. Notwithstanding anything in the Plan to the contrary, in the event of a Change of Control, the Board shall not have the right to take any actions described in the Plan (including without limitation actions described in subsection (c) above) that would make the Change of Control ineligible for desired tax treatment if, in the absence of such right or action, the Change of Control would qualify for such treatments and the Company intends to use such treatments with respect to the Change of Control.

11. Requirements for Issuance or Transfer of Shares

(a) Stockholder's Agreement. The Board may require that a Grantee execute a stockholder's agreement, with such terms as the Board deems appropriate, with respect to any Company Stock issued or distributed before a Public Offering pursuant to this Plan.

(b) Limitations on Issuance or Transfer of Shares. No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Board. The Board shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Board shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Company Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

(c) Lock-Up Period. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten offering of securities of the Company under the Securities Act of 1933, as amended (the "Securities Act"), a Grantee (including any successors or assigns) shall not sell or otherwise transfer any shares or other securities of the Company during the 30-day period preceding and the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act for such underwritten offering (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Cancellation and Rescission of Options and Restricted Stock

(a) Unless the Grant Instrument specifies otherwise, the Board may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired or unpaid Options or Restricted Stock (for purposes of this Section 12, an "Award") at any time if the Grantee is not in compliance with all applicable provisions of the Grant Instrument and the Plan, or if the Grantee engages in any "Detrimental Activity." For purposes of this Section 12, "Detrimental Activity" shall include: (i) the rendering of services for any organization or engaging directly or indirectly in any business which is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company; (ii) the disclosure to anyone outside the Company, or the use in other than the Company's business, without prior written authorization from the Company, of any confidential information or material, in violation of the Company's applicable agreement with the Grantee or of the Company's applicable policy regarding confidential information and intellectual property; (iii) the failure or refusal to disclose promptly and to assign to the Company, pursuant to the Company's applicable agreement with the Grantee or to the Company's applicable policy regarding confidential information and intellectual property, all right, title and interest in any invention or idea, patentable or not, made or conceived by the Grantee during employment by the Company, relating in any manner to the actual or anticipated business, research or development work of the Company, or the failure or refusal to do anything reasonably necessary to enable the

Company to secure a patent in the United States and where appropriate in other countries; (iv) activity that results in termination of the Grantee's employment for cause; (v) a violation of any rules, policies, procedures or guidelines of the Company, including (but not limited to) the Company's business conduct guidelines; (vi) any attempt (directly or indirectly) to induce any employee of the Company to be employed or perform services elsewhere or any attempt (directly or indirectly) to solicit the trade or business of any current or prospective customer, supplier or partner of the Company; (vii) the Grantee's being convicted of, or entering a guilty plea with respect to, a crime, whether or not connected with the Company; or (viii) any other conduct or act determined to be injurious, detrimental or prejudicial to any interest of the Company.

(b) Upon exercise, payment or delivery pursuant to an Award, the Grantee shall certify in a manner acceptable to the Company that he or she is in compliance with the terms and conditions of the Plan. In the event a Grantee fails to comply with the provisions of paragraphs (a)(i)-(viii) of this Section 12 prior to, or during the six months after, any exercise, payment or delivery pursuant to an Award, such exercise, payment or delivery may be rescinded within two years thereafter. In the event of any such rescission, the Grantee shall pay to the Company the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery, in such manner and on such terms and conditions as may be required, and the Company shall be entitled to set-off against the amount of any such gain any amount owed to the Grantee by the Company.

(c) The Board, in its sole discretion, may grant to a Grantee, in exchange for the surrender and cancellation of an award previously granted to the Grantee, a new award in the same or different form and containing such terms, including without limitation a price that is higher or lower than any price provided in the award so surrendered or cancelled.

13. Amendment and Termination of the Plan

(a) Amendment. The Board may amend the Plan at any time; provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or applicable laws, or to comply with applicable stock exchange requirements.

(b) Termination of Plan. No Incentive Stock Option may be granted more than ten years from the Plan's effective date. The Plan may be terminated by the Board at any time.

(c) Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Board acts pursuant to Section 19(b). The termination of the Plan shall not impair the power and authority of the Board with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended by agreement of the Company and the Grantee consistent with the Plan.

(d) Governing Document. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

14. Funding of the Plan

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. In no event shall interest be paid or accrued on any Grant, including unpaid installments of Grants.

15. Rights of Participants

Nothing in this Plan shall entitle any Employee, Key Advisor, Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Company or any other employment rights.

16. No Fractional Shares

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Board shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

17. Headings

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

18. Effective Date of the Plan

The Plan shall be effective on January 1, 2010.

19. Miscellaneous

(a) Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Board to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees of the Company, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Board may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its subsidiaries in substitution for a stock option or stock awards grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Board shall prescribe the provisions of the substitute grants.

(b) Compliance with Law. The Plan, the exercise of Options and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that the Plan and applicable Grants under the Plan comply with the applicable provisions of Section 162(m) of the Code and Section 422 of the Code. To the extent that any legal requirement of Section 16 of the Exchange Act or Section 162(m) or 422 of the Code which shall have been incorporated in the Plan ceases to be required under Section 16 of the Exchange Act or Section 162(m) or 422 of the Code, that Plan provision shall cease to apply. The Board may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Board may also adopt rules regarding the withholding of taxes on payments to Grantees. The Board may, in its sole discretion, agree to limit its authority under this Section.

(c) Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of the State of New Jersey, without giving effect to the conflict of laws provisions thereof.

(d) Other Restrictions. Notwithstanding any other provision of this Plan, Company Stock issued or distributed pursuant to this Plan may be subject to other restrictions described in the Company's by-laws.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
Amendment Number 1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to _______________________

Commission File No. 333-36379

PACIFICHEALTH LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3367588
(State or jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

100 Matawan Road, Suite 420
Matawan, NJ 07747
(Address of principal executive offices)

732/739-2900
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $.0025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 under the Exchange Act). ☐ Yes ☒ No

The issuer's revenues for its most recent fiscal year were $7,235,991.

At June 30, 2008, the aggregate market value of the common stock held by non-affiliates based on the closing sale price of Common Stock was $2,828,090.

As of February 27, 2009, the issuer had 14,462,468 shares of common stock outstanding.

EXPLANATORY NOTE

PacificHealth Laboratories, Inc. (the "Company") is filing this Amendment No. 1 to its Form 10-K for the fiscal year ended December 31, 2008, which was originally filed with the Securities and Exchange Commission (the "SEC") on March 2, 2009. This Amendment is filed solely to include a subsequent event disclosure relating to the adoption of the 2009 Athlete Stock Plan and the issuance of 402,500 warrants. This Amendment amends Item 9A(T) "Controls and Procedures" of Part II of Form 10-K as to the Corporation's assessment of its disclosure controls and adds to Note N "Subsequent Events" in the Company's financial statements.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of the Corporation's principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1 under Item 15 of Part IV hereof.

PACIFICHEALTH LABORATORIES, INC.

FORM 10-K/A
Fiscal Year Ended December 31, 2008

TABLE OF CONTENTS

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements concerning our financial condition, results of operations and business, including, without limitation, statements pertaining to:

- The development of new products and the expansion of the market for our current products;
- Implementing aspects of our business plans;
- Financing goals and plans;
- Our existing cash and whether and how long these funds will be sufficient to fund our operations; and
- Our raising of additional capital through future equity financings.

These and other forward-looking statements are primarily in the sections entitled "Item 7 - Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Item 1 - Business." Generally, you can identify these statements because they use phrases like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those stated in this Report.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. Cautionary language in this Report provides examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Such factors include, among other things, risks and uncertainties discussed throughout Item 1 – Business and Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report and other statements made from time to time from us or our representatives might not occur. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1. BUSINESS.

1(a) Business Development

PacificHealth Laboratories (hereinafter referred to as the "Company", "us", or "we") is a leading nutrition company that was incorporated in the State of Delaware in April 1995. We focus on the development, marketing, and selling of patented premium nutrition tools that enable our consumers to enhance their health and improve their performance. Our principle areas of focus are sports performance and recovery, including optimal weight management. Our products can be marketed without prior Food and Drug Administration ("FDA") approval under current regulatory guidelines. Going forward, we expect to become a more commercially oriented consumer driven company that derives performance from its brands and science-based nutrition technology. As detailed in Item 1(b) below, on February 22, 2006, we sold to Mott's LLP the patents, trademarks, web sites and other intellectual property related to our *ACCELERADE*® and ENDUROX® sports nutrition product lines, and we entered into a license agreement with Mott's that gives us the exclusive, royalty-free right to continue to sell these products in powder, gel and pill form.

1(b) Business of the Issuer

We are a pioneer in the development of patented protein-based nutritional products that activate biochemical pathways to enhance muscle endurance and additionally the specific peptides involved in appetite regulation. We employ multiple strategies for the commercialization of our technologies including: 1) launching a brand via highly targeted consumer channels, 2) licensing the technology to a major food or drug company, or 3) a combination of both 1 and 2.

During the quarter ended September 30, 2008, we made the decision to restructure the Company to be better able to sustain our base sports performance business. We eliminated a number of positions within the Company and chose to exit certain market sectors. As a result of these decisions, we recorded a restructuring charge in the amount of $472,069 in the quarter ended September 30, 2008. Approximately $138,000 of this charge was for the accelerated vesting of options to our former CEO pursuant to his Separation Agreement. Approximately $150,000 was accrued for severance and benefits for the eliminated positions. We wrote-off approximately $139,000 in SATIATRIM raw materials and packaging components that will no longer be used as we do not intend to market that brand any longer. We also wrote off approximately $45,000 in raw materials and packaging inventory for certain sports performance products that no longer fit into our plans. The restructuring initiative implemented in the third quarter of 2008 was aimed to reduce costs, improve the efficiency of operations, and to direct resources to higher growth, higher margin opportunities.

Sports Performance

Our research into factors influencing exercise performance, muscle endurance, and recovery has led to the development and commercialization of a new generation of sports and recovery drinks. The key to our technology is the specific ratio in which protein is combined with carbohydrates. We have received two patents on this technology and over 18 studies have been published demonstrating that products based on this technology can extend endurance, reduce muscle damage, improve rehydration, and accelerate muscle recovery. Our research in exercise performance has led to the introduction and commercialization of a number of products for the aerobic athlete including:

· ENDUROX R4® Recovery Drink – Introduced in February 1999

· *ACCELERADE*™ Sports Drink – Introduced in May 2001

· *ACCELERADE*™ HYDRO™ Sports Drink with 30% less calories and 55% less sugar – Introduced in June 2008

· ACCEL GEL® – Introduced in February 2004

· ENDUROX RESTORE™ Recovery Drink for exercise lasting less than one hour – Introduced in April 2008

· ENDUROX® EXCEL® – Introduced in March 1997

· ENDUROX EXCEL Natural Workout Supplement to build endurance – Introduced in June 2008

· ENDUROX EXCEL Electrolyte Replenisher to promote rehydration – Introduced in June 2008

· ENDUROX EXCEL Antioxidant Regenerator to prevent muscle fatigue – Introduced in June 2008

On February 22, 2006, pursuant to an Asset Purchase Agreement of the same date, we sold to Mott's LLP ("Mott's"), a division of Cadbury Schweppes Americas Beverages ("CSAB"), the patents, trademarks, web sites, and other intellectual property related to our ACCELERADE and ENDUROX sports nutrition product lines. Simultaneously, we entered into a License Agreement with CSAB giving us the exclusive, royalty free right to continue to sell our sports nutrition products in powder, gel and pill form. Consequently, we will continue to sell our current sports nutrition products in the same manner as prior to the sale of the intellectual property assets. We are eligible to receive royalty payments from Mott's for a finite period, subject to an annual limitation on the amount of the royalty. There are no annual minimum royalties. Mott's launched ACCELERADE Ready To Drink ("RTD") in the second quarter of 2007 with mixed results and we do not expect to receive any royalties from Mott's in the near future.

Weight Regulation

Satiety peptides have been shown to suppress appetite and reduce food intake. Our research has specifically focused on developing nutritional formulations that can stimulate cholecystokin (CCK), one of the body's primary satiety peptides. CCK is normally released after a meal, particularly one high in fat and protein. CCK is often called the "feel full" protein because when it is released it gives a feeling of fullness and signals the brain to terminate the meal. The objective of our research is to develop a nutritional composition that stimulates and extends the duration of action of CCK in a calorically efficient way, i.e. to cause a release of CCK with 45-50 calories of specific nutrients rather than 1,000 calories.

We have continued research in this area in order to develop a more effective composition that could be incorporated into different forms (ready-to-drink beverage, powder beverage, bars, chewable tablet). Starting in the third quarter of 2003, the Company funded a number of clinical studies on a further improved ready to drink formulation. The new formulation was shown to be significantly better than the previous product in reducing caloric intake, slowing gastric emptying, and extending a feeling of satiation following a meal. We have seven patents on our appetite suppressant technology with additional patents pending. We launched an exclusively on-line brand, SATIATRIM®, in June 2007. To date, we have not generated significant sales from this product line and have subsequently discontinued it.

We have significant plans for this technology under a new brand name (FORZE GPS™) and strategy platform that compliments both our commercial model and strengths. FORZE GPS is the first appetite management nutrition tool designed specifically for athletes. With a patented blend of natural fats, protein, and calcium, FORZE GPS activates the body's natural appetite control signal. Designed to be taken before or between meals as a snack replacement, FORZE GPS helps control hunger thereby allowing our athletes to stick to their nutrition plan and achieve their optimal weight and thereby performance. We expect to launch FORZE GPS in early 2009 and anticipate that it will be commercialized beyond our sports specialty channel in due course.

Oral Rehydration

While we maintain ongoing development in this area, at the present time we have no plans to commercialize this technology.

Post-Surgical Muscle Recovery

While we maintain ongoing development in this area, at the present time we have no plans to commercialize this technology.

Type II Diabetes

While we maintain ongoing development in this area, at the present time we have no plans to commercialize this technology.

All of our existing and proposed products are expected to be manufactured in the United States or Canada by third parties. See item 1(b)(i) below.

1(b)(i) Principal Products and Markets

(a) ENDUROX R^4 Recovery Drink

We launched ENDUROX R^4 Recovery Drink in March 1999. Clinical trials funded by us during 1998 at the University of North Texas Health Science Center in Fort Worth, Texas and the Human Performance Lab at St. Cloud University in St. Cloud, Minnesota showed that when tested against the nation's leading sports drink, ENDUROX R^4 delivered equal hydration effectiveness while enhancing performance and extending endurance by 55%, decreasing post-exercise muscle stress by 36%, reducing free radical build-up by 69%, and increasing the replenishment of muscle glycogen following exercise. These results have been published in a peer-reviewed journal. In April 2000, we were issued patent United States Patent No. 6,051,236 for ENDUROX R^4. Patent office acceptance of specific claims does not necessarily permit us to make any specific claims to the public regarding this product. Our ability to make those claims is governed by the Food and Drug Administration ("FDA"), Federal Trade Commission, and other federal government agency regulations and guidelines.

(b) *ACCELERADE* Sports Drink

In June 2001, we introduced *ACCELERADE* Sports Drink. *ACCELERADE* Sports Drink is the first sports drink that contains protein. Studies sponsored by the Company and done independently by university researchers and published in peer-reviewed journals have demonstrated that, compared to a conventional sports drink such as Gatorade, *ACCELERADE* improves endurance by 29%, decreases muscle damage by 83%, improves muscle recovery by 46%, and improves rehydration by 15%. To date, there are over 18 published studies on *ACCELERADE.* In January 2006, we received a specific patent on this formula.

(c) ACCEL GEL Energy Gel

In February 2004, we introduced ACCEL GEL. ACCEL GEL is an energy gel that contains the patented 4:1 ratio found in ENDUROX R^4 and *ACCELERADE.* ACCEL GEL is designed to provide athletes in all sports with a quick and rapid source of carbohydrate energy. Studies sponsored by the Company and published in a peer-reviewed journal have shown that ACCEL GEL, compared to the leading carbohydrate gel, improves endurance performance by 13%.

(d) ENDUROX EXCEL Dietary Supplement

ENDUROX EXCEL is a dietary supplement of which the principal ingredient is the herb ciwujia. Laboratory studies funded by us during 1995 at the University of North Texas Health Science Center in Fort Worth, Texas and the Institute of Nutrition and Food in China, have demonstrated that ENDUROX EXCEL can have a beneficial effect on exercise performance. In December 1996, we were issued United States Patent No. 5,585,101 for our ENDUROX product.

ENDUROX R^4, *ACCELERADE,* and ACCEL GEL are distributed in health foods chains (GNC, Vitamin Shoppe, Vitamin World), sporting goods retailers (REI), cycling stores and catalogs (Performance Bike), running stores and catalogs (Road Runner Sports), and sports specialty stores.

1(b)(ii) Distribution Methods

We have pursued a "multi-channel" distribution strategy in marketing our endurance products. At the present time, these products are being sold in over 9,000 retail outlets including GNC, sports specialty stores, independent health food retailers, independent bike retailers, health clubs, catalogs, and Internet sites. We now sell all of our products in various foreign countries through independent distributors.

To support our marketing efforts, we may use a variety of marketing methods including advertising in trade and consumer sports and health food magazines that are intended to reach our targeted consumer. In addition, we may attend trade shows and exhibitions, sponsor promotional programs/events and in-store promotions, and engage in public relations efforts that has resulted and may continue to result in articles in numerous sports, health, fitness, trade and natural product publications, newspaper coverage, radio, and television spots.

In the years ended December 31, 2008 and 2007, our expenditures for product advertising and promotion were approximately $326,000 and $159,000, respectively. Advertising expenditures increased in 2008 due to Mott's no longer actively marketing ACCELERADE.

1(b)(iii) Status of Publicly Announced New Products

The status of all products that have been the subject of or mentioned in public announcements by us in the past year are discussed above under the caption "1(b)(i) - Principal Products and Markets".

1(b)(iv) Competition

In the sports performance market, following the asset sale of our sports drink intellectual property to Mott's, we will only be manufacturing and distributing powder versions of *ACCELERADE* and ENDUROX R4 as well as ACCEL GEL. Our primary marketing focus will be the serious endurance athlete (cyclist, runner, triathlete and swimmer), as well as team sports. There are a number of companies that currently market products that compete with ENDUROX R4 and *ACCELERADE*. The major companies include Cytosport, PowerBar, EAS, and Clif Bar. Increased competitive activity from such companies could make it more difficult for us to establish market share since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than we do.

The weight loss market is highly competitive. Weight loss products tend to fall into four categories including: herbal supplements, meal replacement products (e.g., Slim Fast), food plans (e.g., Weight Watchers) and prescription products (e.g., Xenical). Today, weight loss products are manufactured by dietary supplement manufacturers, pharmaceutical manufacturers, diet food companies, and over-the-counter drug companies. Intense competitive activity in this market could make it difficult for us to establish market share, as most of the companies that have products in this category have greater financial, marketing, sales, manufacturing, and distribution resources than we have. That said, we will be commercializing our technology to a group of consumers and class of trade that does not currently service this category, ie, sports specialty retail, and will look to leverage this provenance in due course.

We believe that long-term success in the marketplace for any of our products will be dependent on the proprietary nature of our efficacious formulas, as well as such factors as distribution and marketing capabilities.

1(b)(v) Suppliers of Raw Materials

We do not have manufacturing facilities and have no present intention to manufacture any products ourselves. We fulfill product needs through relationships with independent manufacturers. We presently do not have long-term contracts with any of these manufacturers but intend to enter in to agreements where appropriate. Competitors that do their own manufacturing may have an advantage over us with respect to pricing, availability of product, and in other areas because of their control of the manufacturing process.

Generally, our contract manufacturers obtain raw materials necessary for the manufacture of our products from numerous sources. We generally do not have contracts with suppliers of materials required for the production of our products. All raw materials used in our existing products are available from multiple sources.

There is no assurance that suppliers will provide the raw materials needed by us in the quantities requested or at a price we are willing to pay. Because we do not control the source of these raw materials, we are also subject to delays caused by interruption in production of materials based on conditions outside of our control.

1(b)(vi) Dependence on Major Customers

GNC and Performance, Inc. accounted for approximately 18% and 15%, respectively, of net sales in 2008 and 36% and 8%, respectively, of net accounts receivable at December 31, 2008. Deferred revenue for consigned inventory at GNC was $347,945 as of December 31, 2008. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. We have no agreement with or commitment from either of these customers with respect to future purchases.

The U.S. economy is currently experiencing a significant retraction, and it is possible that we will see further economic deterioration in the immediate future. Weakening economic conditions or outlook could reduce the consumption of discretionary products. We expect that much of our revenues will be from retailers whose success is dependent on consumers' willingness to spend money on these discretionary items. This may adversely affect our revenues, which would adversely affect our business and financial results.

1(b)(vii) Patents and Trademarks

The following describes the patents and trademarks we have obtained related to our sports nutrition products and our weight loss technology. On February 22, 2006, we sold the patents and trademarks related to our *ACCELERADE* and ENDUROX line of sports nutrition products to Mott's, subject to an exclusive royalty-free license back to us to continue to market the powder, gel and pill form of these products.

We received a use patent, United States Patent No. 5,585,101, in December 1996 covering the use of ciwujia, the principal active herb in ENDUROX and ENDUROX EXCEL caplets, entitled Method to Improve Performance During Exercise Using the Ciwujia Plant. This patent expires in December 2013.

We received a composition of matter patent, United States Patent No. 6,051,236, in April 2000 entitled Composition for Optimizing Muscle Performance During Exercise (see Item 1(b)(i)(a)). This patent expires in April 2017.

We received a composition of matter patent, United States Patent No. 6,207,638, in March 2001 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in March 2018.

We received a use patent, United States Patent No. 6,429,190, in August 2002 entitled Method For Extending The Satiety Of Food By Adding A Nutritional Composition Designed To Stimulate Cholecystokinin (CCK). This patent expires in August 2019.

We received a composition of matter patent, United States Patent No. 6,436,899, in August 2002 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in August 2019.

We received a composition of matter patent, United States Patent No. 6,468,962, in October 2002 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in October 2019.

We received a composition of matter patent, United States Patent No. 6,558,690, in May 2003 entitled Nutritional Intervention Composition for Improving Efficacy of a Lipase Inhibitor. This patent expires in May 2020.

We received a composition of matter patent, United States Patent No. 6,716,815, in April 2004 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in April 2021.

We received a composition of matter patent, United States Patent No. 6,838,431, in January 2005 entitled Nutritional Intervention Composition Containing Protease Inhibitor Extending Post Meal Satiety. This patent expires in January 2022.

We received a composition of matter patent, United States Patent No. 6,989,171, in January 2006 entitled Sports Drink Composition For Enhancing Glucose Uptake and Extending Endurance During Physical Exercise. This patent expires in January 2023.

We also have several patents pending on our technology. To the extent these are improvements on our existing sports drink patents, Mott's will own these patents, but we will have an exclusive license to use them in powder, gel and pill products.

The patent holder for all patents is our former CEO, Dr. Robert Portman. Our policy is to have all patents assigned to us upon filing. Patent Nos. 6,051,236 and 6,989,171 above have been assigned to Mott's. To the extent we do not have patents on our products, there can be no assurance that another company will not replicate one or more of our products. Nor is there any assurance that existing or future patents will provide meaningful protection or significant competitive advantages over competing products. For example, our use patent on ciwujia would not prevent the sale of a product containing that herb with a claim or for a use that was not covered by our patent.

We also obtained federal trademark registrations for ENDUROX EXCEL, ENDUROX R^4, *ACCELERADE,* ACCEL GEL, and SATIATRIM among others. We have filed our trademarks in most Western European countries, Canada, Mexico and Japan. Our policy is to pursue registrations for all of the trademarks associated with our key products, and to protect our legal rights concerning the use of our trademarks. We rely on common law trademark rights to protect our unregistered trademarks.

1(b)(viii) and (ix) Governmental Regulation

We have determined that all of our existing and proposed products, as described above, are nutritional or dietary supplements as defined under federal statutes and regulations of the FDA. Neither nutritional supplements nor dietary supplements require FDA or other governmental approval prior to their marketing in the United States. No governmental agency or other third party makes a determination as to whether our products qualify as nutritional supplements, dietary supplements, or neither. We make this determination based on the ingredients contained in the products and the claims made for the products. The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities also are subject to regulation by various agencies of the states and localities in which our products are sold.

We market products that are covered under two types of FDA regulations, Nutritional Supplements and Dietary Supplements. Nutritional Supplements contain food and GRAS (Generally Regarded as Safe) ingredients and do not require FDA approval or notification. Such products must follow labeling guidelines outlined by the FDA.

Dietary Supplements is a classification of products resulting from the enactment of the Dietary Supplement Health and Education Act of 1994 (the "DSHEA") in October 1994. The DSHEA amended and modified the application of certain provisions of the Federal Food, Drug and Cosmetics Act (the "FFDC Act") as they relate to dietary supplements, and required the FDA to promulgate regulations consistent with the DSHEA.

The DSHEA defines a dietary supplement to include (i) any product intended to supplement the diet that bears or contains a vitamin, mineral, herb or other botanical, an amino acid, a substance to supplement the diet by increasing the total dietary intake, or any concentrate, constituent, extract, or combination of any such ingredient, provided that such product is either intended for ingestion in tablet, capsule, powder, softgel, gelcap, or liquid droplet form, (ii) or, if not intended to be ingested in such form, is not represented for use as a conventional food or as a sole item of a meal or the diet, and (iii) is labeled as a dietary supplement. The practical effect of such an expansive definition is to ensure that the new protections and requirements of the DSHEA will apply to a wide class of products.

Under the DSHEA, companies that manufacture and distribute dietary supplements are allowed to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval: (i) a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (ii) a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans; (iii) a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or (iv) a statement that "describes general well-being" from consumption of a nutrient or dietary ingredient. In addition to making sure that a statement meets one of these four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type: "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease."

In 2000, the FDA issued new guidelines concerning statements made for dietary supplements. These regulations have important implications for the marketing of weight loss products. Previously the regulations made it clear that a product that made a claim for obesity must be treated as a drug. Under the regulations issued in 2000, the FDA makes a distinction between obesity and overweight. Overweight is no longer considered a disease but rather a natural life process. Overweight is considered a condition that affects the structure and function of the body. As now defined, dietary supplements can make a claim for ordinary weight loss rather than as a treatment for obesity. Furthermore, these regulations also permit the use of appetite suppressant as a structure/function claim under DSHEA. The issuance of these regulations will give us greater latitude in the types of claims that we can make for weight loss products as long as we can substantiate such claims by the necessary studies.

1(b)(x) Expenditures for Research and Development

Our research and development ("R & D") expenditures in the past two fiscal years, exclusive of market research and marketing related expenditures, were approximately as follows: 2008 - $151,000; 2007 - $211,000. In 2008, technical R&D expenses decreased in line with the refocusing of resources to more commercially focused research. Such commercially focused research expenses would be included in Sales & Marketing expenses.

1(b)(xi) Compliance with Environmental Laws

Except as described above under Item 1(b)(viii) and (ix), we are not aware of any administrative or other costs that we may incur which are directly related to compliance with environmental laws, and we have not experienced any other significant effect from the impact of environmental laws.

1(b)(xii) Employees

At the present time, we have nine (9) full time employees. Of these, two employees are executive, four are in sales and marketing, and three are in accounting, operations and administration. We may employ a number of consultants who devote limited portions of their time to our business. None of our employees are represented by a union and we believe that our employee relations are good.

ITEM 1A. RISK FACTORS

We are not required to provide the information requested by this item.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We have a lease agreement for office space in Matawan, NJ for the rental of 5,500 square feet expiring June 2012. Rent including utilities will be $140,250 annually for the next 18 months; $145,750 annually for the next 12 months; and $151,250 annually for the last 12 months.

We do not intend to develop our own manufacturing capabilities, because management believes that the availability of manufacturing services from third parties on a contract basis is more than adequate to meet our needs in the foreseeable future.

We do not own any real property nor do we have any real estate investments.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of our security holders in the fourth quarter of the fiscal year ended December 31, 2008.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

5(a) Market Information.

Our common stock is currently traded on the over-the-counter market on the OTC Bulletin Board, under the symbol "PHLI".

The following table sets forth the high and low sales prices of our common stock since January 1, 2007, as reported by the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark up, mark down or commissions and may not represent actual transactions.

Year ended December 31, 2008	High	Low
First Quarter	$0.68	$0.40
Second Quarter	$0.53	$0.28
Third Quarter	$0.30	$0.22
Fourth Quarter	$0.30	$0.12

Year ended December 31, 2007	High	Low
First Quarter	$2.35	$1.08
Second Quarter	$2.65	$1.65
Third Quarter	$3.38	$1.55
Fourth Quarter	$1.80	$0.55

On February 27, 2009, the closing price of our common stock as reported by the OTC Bulletin Board was $0.14 per share.

5(b) Holders

As of February 27, 2009, there were 103 holders of record of our common stock. However, we believe that there are significantly more beneficial holders of our stock as many beneficial holders have their stock in "street name".

5(c) Dividends

We have never paid or declared dividends upon our common stock, and we do not contemplate or anticipate paying any dividends on our common stock in the foreseeable future.

5(d) Recent Sales of Unregistered Securities

5(d)(i) Recent Sales of Unregistered Securities

There were no sales of unregistered securities other than as reported in prior reports on Forms 10-KSB, 10-QSB, 10-Q, or 8-K.

Company Repurchases

We did not repurchase any shares of our common stock in the fourth quarter of 2008.

ITEM 6. SELECTED FINANCIAL DATA

As a smaller reporting company, we have elected scaled disclosure reporting and therefore are not required to provide information required by this Item 6.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements, including the notes thereto, appearing elsewhere in this Report.

7(a) Introduction

We were incorporated in April 1995 to discover, develop and commercialize nutritional products that are patentable and substantiated by well-controlled clinical trials conducted at leading university research centers. Our principal areas of focus include sports performance, weight loss, and management of Type II diabetes. We introduced our first product, ENDUROX, in March 1996. We extended our exercise performance products with the introduction of ENDUROX R4 Recovery Drink in February 1999, *ACCELERADE* Sports Drink in May 2001, and ACCEL GEL in February 2004. These products are based on our patented technology that involves the combination of carbohydrate and protein in a specific ratio. A number of studies, both funded by our Company and also conducted independently, demonstrate that this technology can extend endurance, decrease post-exercise muscle damage, speed recovery and improve rehydration.

In April 2000, we introduced our first product for weight loss that was based upon a novel mode of action – the stimulation of one of the body's principal satiety peptides, cholecystokinin (CCK). This technology was launched under the brand name SATIETROL. In June 2001, we licensed this product to GlaxoSmithKline and discontinued promotion of our brand. In September 2002, the license was returned to us and we initiated a program to improve both the efficacy and form versatility of the technology. We introduced a new ready-to-drink beverage based on this enhanced technology under the brand name SATIATRIM exclusively on-line in January 2007. We officially launched SATIATRIM in June 2007. To date, we have not generated significant sales from this product line and have discontinued this product. We expect to launch FORZE GPS in early 2009.

In February 2006, we entered into an asset sale with Mott's, LLC, a division of Cadbury Schweppes, (see Item 1(b)). As part of the agreement, we will continue to sell the powder, gel and pill forms of *ACCELERADE*, ENDUROX R4 and ACCEL GEL, both in the United States and in those countries where we are presently doing business.

7(b) Results of Operations - Years Ended December 31, 2008 and 2007

We recorded a net loss of ($1,994,353), or ($0.15) per share basic and diluted, for the year ended December 31, 2008, compared to a net loss of ($1,276,059), or ($0.10) per share basic and diluted, for the year ended December 31, 2007. For the year ended December 31, 2008, non-cash equity instrument-based expense was $423,986. In 2008, we recorded a $472,069 restructuring fee and wrote-off $201,697 of inventory as detailed below. For the year ended December 31, 2007, non-cash equity instrument-based expense was $274,890. In 2007, we wrote-off $439,208 of inventory as detailed below. Taking these non-cash items out results in net losses of ($896,601) and ($561,961) (non-GAAP measures), respectively, for the years ending December 31, 2008 and 2007. The non-GAAP measure loss for the year ended December 31, 2008 was higher than in 2007 primarily as the result of higher general and administrative expenses as detailed below.

Revenues decreased 2.6% in the year ended December 31, 2008 to $7,235,991 from $7,427,857 for the year ended December 31, 2007. Revenues decreased for the year ended December 31, 2008 as compared to the year ended December 31, 2007 primarily due to the loss of Mott's *ACCELERADE* Ready-to-Drink advertising and promotional campaign as well as the weakened U. S. economic conditions.

For the year ended December 31, 2008, gross profit margin was 41.8% compared to 34.2% for the year ended December 31, 2007. The primary reason for the increased gross profit margin in 2008 compared to 2007 was the SATIATRIM inventory reserve in 2007 (see paragraph below.) For the year ended December 31, 2008, gross profit margin on product sales was 44.6% (non-GAAP measure, exclusive of inventory reserve and write-off, see paragraph below) compared to 40.1% (non-GAAP measure, exclusive of inventory reserve, see paragraph below) for the year ended December 31, 2007 sales. The years ended December 31, 2008 and 2007 include the impact of a 10% price increase on all of our products that was effective July 1, 2007. The year ended December 31, 2008 also includes an additional 5% price increase on all of our products that was effective April 1, 2008. In 2007, in order to fully take advantage of the Mott's advertising spend, we redesigned all ACCELERADE and ACCEL GEL packaging to conform to the new Mott's ACCELERADE RTD packaging. To flush out old inventory, we aggressively discounted these products, leading to lower gross profit margins in 2007.

During the quarter ended December 31, 2008, we wrote off $61,731 of raw materials associated with our SATIATRIM product line that cannot be used due to obsolescence and wrote off $55,297 of ACCEL GEL finished goods that was deemed unacceptable for sale. During the quarter ended September 30, 2008, we reserved $84,669 of SATIATRIM inventory that had expiration dates in December 2008 based upon poor sales performance of the brand. Our marketing efforts in 2008 did not result in sufficient sales to be able to project that we would be able to sell through this inventory before it expires. During the quarter ended September 30, 2007, we reserved $439,208 of SATIATRIM inventory that had expiration dates between December 2007 and January 2008. Our marketing efforts in 2007 did not result in sufficient sales to be able to project that we would be able to sell through this inventory before it expired.

Sales and marketing ("S & M") expenses decreased to $898,914 for the year ended December 31, 2008 from $917,511 for the year ended December 31, 2007. S & M expenses decreased primarily due to the investment in marketing and other expenses associated with the launch of SATIATRIM in 2007.

General and administrative ("G & A") expenses increased to $3,542,483 for the year ended December 31, 2008 from $2,774,823 for the year ended December 31, 2007. G & A expenses increased in 2008 primarily due to the hiring of a President/Chief Executive Officer and a Vice President of Product Development as well as an increase in depreciation expense due to the purchase of free standing racks utilized in our retailer program. Included in G & A in 2008 is approximately $123,000 paid to our former CEO in consideration of non-compete provisions pursuant to his Separation Agreement. These payments will continue at the rate of approximately $24,500 per month through July 31, 2009.

Research and development ("R & D") expenses were $150,767 for the year ended December 31, 2008 compared to $211,078 for the year ended December 31, 2007. In 2008, technical R&D expenses decreased in line with the refocusing of resources to more commercially focused research. Such commercially focused research expenses would be included in Sales & Marketing expenses.

Interest expense was $1,468 for the year ended December 31, 2008 compared to $3,496 for the year ended December 31, 2007.

7(c) Liquidity and Capital Resources

At December 31, 2008, our current assets exceeded our current liabilities by approximately $2,150,000 with a ratio of current assets to current liabilities of approximately 3.2 to 1. At December 31, 2007, our current assets exceeded our current liabilities by approximately $3,496,000 with a ratio of current assets to current liabilities of approximately 4.3 to 1. At December 31, 2008, cash on hand was $888,993, a decrease of $823,720 from December 31, 2007, primarily as the result of the net loss for the year as well as an increase of $300,000 in other short-term investments, a decrease of $253,772 in accounts receivable, a decrease in inventory of $702,130, an increase in prepaid expenses of $47,528, an increase in accounts payable and accrued expenses of $82,879, net issuances of notes payable of $42,605 and a decrease in deferred revenue of $211,931 from December 31, 2007. Accounts receivable decreased at December 31, 2008 from December 31, 2007 due to lower revenues in the fourth quarter of 2008 as compared to the fourth quarter of 2007. Inventory decreased due to better inventory management, the write-off of SATIATRIM finished goods inventory, and the write-off of raw materials and packaging associated with the restructuring as noted above. Accounts payable and accrued expenses increased primarily due to expenses incurred and accrued associated with the restructuring as noted above. Deferred revenue decreased as a major customer increased its sell-through to the end-user consumers in 2008. In addition, we issued common stock in connection with sales of common stock resulting in proceeds of $150,000 during 2008.

At December 31, 2008, we have $300,000 invested in auction rate securities that are presented as short-term investments on the balance sheet. During 2008, we were able to redeem $1,200,000 of these investments with no gain or loss. Redemptions of these securities are currently difficult to complete due to difficult credit market conditions. We have obtained a revolving line of credit with a financial institution that will accept these securities as collateral. The maximum amount that the Company may borrow is limited to 50% of the value of these auction rate securities. We have evaluated our cash flow needs for the next 12 months and have determined that we will have sufficient funds to meet our current obligations as they come due and, if funds are needed, we have a viable alternative to accessing liquidity from the source noted above.

In 2008, capital expenditures amounted to $211,711 consisting mostly of permanent point of display racks for our retail customer base. We have no material commitments for capital expenditures.

7(d) Impact of Inflation

We expect to be able to pass inflationary increases for raw materials and other costs on to our customers through price increases, as required, and do not expect inflation to be a significant factor in our business. However, our operating history is very limited, and this expectation is based more on observations of our competitors' historic operations than our own experience.

7(e) Seasonality

Sports nutrition products tend to be seasonal, especially in the colder climates. Lower sales are typically realized during the first and fourth quarters and higher sales are typically realized during the second and third quarters. We also plan our advertising and promotional campaigns for the ENDUROX R^4 and *ACCELERADE* products around these seasonal demands. Weight loss products also have seasonality with greater sales seen in the first and second quarters as a result of consumers' New Year's resolutions and desire to "get into shape" for the summer. Similarly, we planned advertising and promotional expenditures for SATIATRIM to take advantage of this seasonality. We believe that the impact of new product introductions and marketing promotions associated with the introduction of new products will have a far greater impact on our operations than industry and product seasonality.

7(f) Impact of Recently Issued Financial Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 did not have a material impact on our results of operations or financial condition upon adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to measure, at specified election dates, certain financial instruments and other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in its financial results during each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 did not have a material impact on our results of operations or financial condition when adopted.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Amendment of Topic 14, Shared-Based Payment" ("SAB 110"). SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of the expected term of "plain vanilla" share options in accordance with SFAS 123R. SAB 110 did not have a material impact on its results of operations or financial condition upon adoption.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there may be conflicting guidance between two categories, the more authoritative category will prevail. SFAS 162 became effective November 14, 2008 and we do not expect SFAS 162 to have a material impact on our results of operations, financial condition, or current practices.

7(g) Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

7(h) Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in financial statements. A summary of those significant accounting policies can be found in Note A to our financial statements. The more significant accounting policies involving estimates are described below.

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. Actual results could differ from those estimates.

Among such estimates made by management in the preparation of our financial statements are the determinations of the allowance for doubtful accounts, inventory valuation, revenue recognition as it relates to customer returns, and valuation allowance for deferred tax assets. The allowance for doubtful accounts is determined by assessing the realizability of accounts receivable by taking into consideration the value of past due accounts and collectability based on credit worthiness of such customers. Historically, we have not had to reserve significant amounts for doubtful accounts. We assess the realizability of inventories by reviewing all inventory to determine the value of items that are slow moving, any lack of marketability, and by analysis of the shelf life of products. Estimates are made for sales returns based on historical experience with actual returns. Certain of our products are subject to minimum sales thresholds by a significant retail customer. These sales thresholds are based on quantities sold- through at the retail level. We record revenue with respect to these products at the time the goods are sold-through to the end user as reported to us by the customer. We analyze retail sell-through data provided by the customer and our expectations of future customer sell-through trends. Based upon this information, we determine if any reserves for returns are necessary. We analyze the valuation allowance for deferred tax assets to determine any tax benefits that are not expected to be realized. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, the Company has elected scaled disclosure reporting obligations and therefore is not required to provide the information requested by this Item 7A.

ITEM 8. FINANCIAL STATEMENTS

Financial information required in response to this Item of Form 10-K is set forth at pages F-1 through F-16 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T) CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

In connection with our filing of the Form 10-K on March 2, 2009, management did not disclose a subsequent event relating to the adoption of the 2009 Athlete Stock Plan (the "Plan") and the granting of warrants under the Plan. Such lack of disclosure is deemed to be a significant deficiency relating to our disclosure controls and procedures. Management, in conjunction with the Board of Directors, has instituted procedures to review relevant subsequent events to ensure that all relevant disclosures will be included in future filings.

Prior to the filing of this Report on Form 10-K, an evaluation was performed under the supervision of and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on the evaluation, the CEO and CFO have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

(b) Changes in Internal Controls Over Financial Reporting

During the quarter ended December 31, 2008, there were no changes in our internal control over financial reporting (as defined in Section 240.13a-15(f) or 240.15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

10(a) Directors and Executive Officers

Our directors and executive officers as of the date of this Report are as follows:

Name	Position
Robert Portman, Ph.D.	Chairman of the Board of Directors
Jason Ash	President, Chief Executive Officer, and Director
Stephen P. Kuchen	Chief Financial Officer, Treasurer, and Secretary
David Portman	Director
Michael Cahr	Director [1,2,3]
Adam Mizel	Director [1,2]
Marc Particelli	Director [2,3]

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Nominating/Governance Committee

MANAGEMENT AND DIRECTORS

JASON ASH, age 34, has served as our President, Chief Executive Officer and a Director since August 2008. Mr. Ash also served as our Chief Operating Officer and Director from January 2008 through July 2008. Prior to joining the Company, Mr. Ash worked internationally for Cadbury Schweppes in broad commercial management and consumer marketing, most recently as General Manager and Vice President of Cadbury Schweppes Americas Beverages ("CSAB") Sports, Energy & Water Category Unit. Mr. Ash has served in various positions at Cadbury Schweppes both in the USA and Europe since 2002. During his tenure, Mr. Ash was responsible for the strategic development and commercialization of the growing Sports Energy and Water pipeline of CSAB in North America as well as a number of key business-changing roles in the UK, Turkey and Middle East. In addition to his considerable experience at Cadbury Schweppes, Mr. Ash has also held Marketing and Finance positions at Masterfoods and Unilever and his work has been nominated for a number of marketing industry awards.

DR. ROBERT PORTMAN, age 64, currently serves as our non-executive Chairman of the Board of Directors. Since August 1, 2008, Dr. Portman has been Managing Principal of Signal Nutrition, a research and development company. He served as our Chief Executive Officer and Chief Scientific Officer from June 2005 through July 2008 and Chairman of the Board of Directors and Chief Scientific Officer since September 2004. He served as President from June 2005 through the end of calendar year 2007. From our inception to September 2004, Dr. Portman served as our President, Chief Executive Officer, and Chairman of the Board of Directors. Dr. Portman has a Ph.D. in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974. In 1987, Dr. Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising with billings in excess of $100 million. Dr. Portman is coauthor of two books, Nutrient Timing and The Performance Zone. He has authored hundreds of articles on the role of nutrition in improving sports performance. He is a frequent guest on TV and radio and has been a keynote speaker at national coaches meetings on how nutritional intervention during and after exercise can improve athletic performance and speed muscle recovery. As the former Chief Scientific Officer of PacificHealth Laboratories, he obtained 12 patents for nutritional inventions to improve sports performance as well as to control appetite and help in the management of Type II diabetes.

STEPHEN P. KUCHEN, age 48, has served as Vice President of Finance, Chief Financial Officer, Treasurer and Secretary since June 2000. Mr. Kuchen also served as a Director from June 2000 until May 2008 and Chief Operating Officer from September 2004 until January 1, 2008. Mr. Kuchen initially joined us in February of 2000 as Controller. Prior to joining us, Mr. Kuchen was employed from 1996 to 1999 as the Controller of Able Laboratories, a public company located in South Plainfield, New Jersey that manufactured and sold generic pharmaceuticals. Prior to his employment by Able Laboratories, Mr. Kuchen was the Controller of Jerhel Plastics, a privately owned manufacturer of women's compact cases from 1993 to 1996. Mr. Kuchen is a graduate of Seton Hall University in South Orange, NJ, and is a Certified Management Accountant.

DAVID I. PORTMAN, age 68, has served as a Director from our inception. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. Currently, Mr. Portman is President of TRIAD Development, a real estate Company that has numerous commercial and rental properties in New Jersey.

MICHAEL CAHR, age 69, was appointed to the Board of Directors in April 2002. Since September 2004, Mr. Cahr has been a General Partner at Focus Equity Partners, a private equity investment and management firm that acquires middle market companies and assists them in reaching their performance potential. Prior to Focus, he was President of Saxony Consultants, a company that provides financial and marketing expertise to organizations in the United States and abroad. From February 2000 to March 2002, Mr. Cahr served as President and Chief Executive Officer of Ikadega, Inc., a Northbrook, Illinois server technology company developing products and services for the healthcare, data storage and hospitality fields. Mr. Cahr was Chairman of Allscripts, Inc., the leading developer of hand-held devices that provide physicians with real-time access to health, drug and other critical information from September 1997 through March 1999 and President, CEO and Chairman from June 1994 to September 1997. Prior to Allscripts, Mr. Cahr was Venture Group Manager for Allstate Venture Capital where he oversaw investments in technology, healthcare services, biotech and medical services from October 1987 to June 1994.

ADAM MIZEL, age 39, was appointed to the Board of Directors in February 2007. Since September 2005, Mr. Mizel has been the Managing Principal of the General Partner of the Aquifer Opportunity Fund, L.P., an investment fund that takes a private equity approach to investing in small capitalization public companies. Mr. Mizel previously was Managing Director and Chief Operating Officer of Azimuth Trust, LLC., an alternative asset management firm from 2001 until 2005. Earlier, Mr. Mizel was a partner at Capital Z Partners, L.P., a private equity and alternative investment firm, and Managing Director at Zurich Centre Investments, Inc., the North American private equity unit of Zurich Financial Services Group. Mr. Mizel began his investment career at Morgan Stanley Capital Partners in 1991.

MARC PARTICELLI, age 63, was appointed to the Board of Directors in February 2007. Since July 2006, Mr. Particelli has been Chairman of the Board of Coactive Marketing Group (NASDAQ: CMKG), an integrated marketing communications agency. Mr. Particelli served as interim President and Chief Executive Officer of Coactive from July 2006 through October 2006. From August 2005 until March 2006, Mr. Particelli was the Chief Executive Officer of TSM Corporation, a telecommunications company serving the Hispanic market. Mr. Particelli was Chairman of the Board, President and Chief Executive Officer of Modem Media, an interactive marketing services firm, from January 1991 until its acquisition by Digitas Inc. in October 2004. Earlier, Mr. Particelli was a partner at Oak Hill Capital Management, a private equity investment firm, and managing director at Odyssey Partners L.P., a hedge fund. Prior to entering the private equity business, Mr. Particelli spent 20 years with Booz Allen where he helped create the Marketing Industries Practice and led its expansion across Europe, Asia and South America. Mr. Particelli also currently serves as a director of, and investor in, several private companies and as an advisor to several private equity firms.

All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

10(b) Scientific Advisory Boards

We do not have a formal established Scientific Advisory Board but as the need arises, we consult with individual scientists on a non-scheduled basis.

10(c) Family Relationships

Robert Portman and David Portman are brothers. There are no other family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers of ours.

10(d) Involvement in Certain Legal Proceedings

No events have occurred during the past five years that are required to be disclosed pursuant to Item 401(d) of Regulation S-B.

CORPORATE GOVERNANCE

10(e) Procedures for Nomination of Directors by Security Holders

There were no material changes to the procedures for nomination of directors by the Company's security holders during the year ended December 31, 2008.

10(f) Audit Committee

The Board of Directors has established a separately designated, standing Audit Committee that performs the role described in section 3(a)(58)(A) of the Exchange Act. During the fiscal year ended December 31, 2008, the Audit Committee consisted of Michael Cahr and Adam Mizel. Messrs. Cahr and Mizel met the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

10(g) Audit Committee Financial Expert

Michael Cahr, a member of the Audit Committee of our Board of Directors, is the Audit Committee Financial Expert, as that term is defined in Item 407 of Regulation S-B. Mr. Cahr is "independent" as that term is defined in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

10(h) Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors and executive officers, and any persons who own more than ten percent of our common stock, file with the Securities and Exchange Commission, or SEC, initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Such persons are required by SEC regulations to furnish us with copies of all such reports that they file. To our knowledge, based upon our review of these reports, all Section 16 reports required to be filed by our directors, executive officers and beneficial owners during the fiscal year ended December 31, 2008 were filed on a timely basis , with the exception of the following reports which were filed late:

- The Statement of Changes in Beneficial Ownership of Securities on Form 4 filed by Robert Portman was filed late. This Form 4 disclosed the acquisition by Dr. Portman of shares of our common stock at market prices on June 25, 2008, June 27, 2008, July 7, 2008 and July 11, 2008.

10(i) Code of Ethics

Our Board of Directors has adopted a code of ethics, which applies to all our directors, officers and employees. Our code of ethics is intended to comply with the requirements of Item 406 of Regulation S-B.

Our code of ethics is posted on our Internet website at www.pacifichealthlabs.com. We will provide our code of ethics in print without charge to any stockholder who makes a written request to: Corporate Secretary, PacificHealth Laboratories, Inc., 100 Matawan Road, Suite 420, Matawan, NJ 07747. Any waivers of the application and any amendments to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must be made by our Board of Directors. Any waivers of, and any amendments to, our code of ethics will be disclosed promptly on our Internet website, www.pacifichealthlabs.com.

ITEM 11. EXECUTIVE COMPENSATION

As a "smaller reporting company," the Company has elected to follow scaled disclosure requirements for smaller reporting companies with respect to Part III, Item 11 – Executive Compensation. Under the scaled disclosure obligations, the Company is not required to provide Compensation Discussion and Analysis and certain other tabular and narrative disclosures relating to executive compensation. Nor is the Company required to quantify payments due to the named executives upon termination of employment.

The table below sets forth information concerning compensation paid to Jason Ash, Dr. Robert Portman and Stephen Kuchen in 2008 and 2007. None of our executive officers other than Mr. Ash, Dr. Portman and Mr. Kuchen received compensation of $100,000 or more in fiscal 2008 and 2007. As set forth below, our compensation program for our named executive officers consists of base salary and discretionary option awards.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Jason Ash, President, Chief Executive Officer and a Director	2008	$295,000 (1)	—	—	$79,352 (2)	—	—	$55,000(1)	$429,352
Robert Portman, Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer	2008	$172,083 (3)	—	—	$216,883 (2)(3)	—	—	$129,740 (4)	$518,706
	2007	$295,000	—	—	$134,484 (2)	—	—	$11,700 (5)	$441,184
Stephen P. Kuchen, Chief Financial Officer, Treasurer, and Secretary	2008	$154,500	—	—	$32,439 (2)	—	—	$0 (6)	$186,939
	2007	$150,000	$4,000	—	$43,528 (2)	—	—	$0 (6)	$197,528

(1) Under the terms of his employment agreement in effect during 2008, Mr. Ash received an annual base salary of $295,000 and an all-inclusive relocation/travel/car stipend of $55,000.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K and in Note A[10] of our audited financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-KSB filed with the SEC on March 7, 2008.

(3) Dr. Portman was employed as Chief Executive Officer through July 31, 2008 at a salary of $295,000 per annum. Under the terms of his Separation Agreement, effective August 1, 2008, all options fully vested.

(4) Includes a $6,825 auto allowance and, under the terms of his Separation Agreement effective August 1, 2008, Dr. Portman receives a non-compete payment of $24,583 per month through July 31, 2009.

(5) Consists of an auto allowance.

(6) Perquisites and other personal benefits in the aggregate were less than $10,000.

Employment Agreements

The annual base salaries reflected in the Summary Compensation Table for Mr. Ash and Dr. Portman are fixed in their employment agreements, which are described below. We do not have a written or unwritten employment agreement with Mr. Kuchen. His annual base salary is determined by our Compensation Committee and is adjusted periodically.

We entered into an employment agreement with Mr. Ash with an initial term beginning January 3, 2008 and ending December 31, 2009. The agreement automatically extends for a one-year period unless either party gives the other party at least 120 days written notice prior to the end of the initial term. Thereafter, the agreement will automatically extend for successive additional periods of one year unless either party gives the other party at least 90 days written notice prior to the end of the then current term. Notice by either party of a change in base salary, benefits or termination provisions of the agreement will be deemed a notice of non-renewal. In the event notice of non-renewal is given, but Mr. Ash continues to be employed by us following the expiration of a term, Mr. Ash's base salary and benefits will continue to be governed by the terms of the agreement, and either party may terminate the agreement on not less than 90 days written notice to the other party.

Under his employment agreement, Mr. Ash receives an initial annual base salary of $295,000. The amount of Mr. Ash's annual base salary will be adjusted with a market increase consistent with his position, company performance, and Mr. Ash's responsibilities, and such increase will be no less than the change in the consumer price index for urban consumers in each year of renewal of his employment agreement. Mr. Ash is also entitled to receive annual bonus compensation, beginning with calendar year 2008, not to exceed 100% of Mr. Ash's base salary, the eligibility for and amount of which shall be based upon the attainment of certain milestones agreed upon by Mr. Ash and the Compensation Committee of the Board of Directors. Mr. Ash is entitled to participate in all benefit plans offered from time to time to our senior executives. In addition, we provide Mr. Ash with an all-inclusive relocation/travel/car stipend of $55,000 for his first year of employment and $40,000 for the second year of employment. We also agreed to reimburse Mr. Ash for air travel to and from the UK for one trip per month during the first six months of his employment agreement up to a maximum of $2,500 per trip and to pay for all legal costs associated with obtaining a visa and through green card for Mr. Ash and his spouse. On August 5, 2008, we amended this employment agreement by removing the title of Chief Operating Officer and adding the title of Chief Executive Officer.

On November 28, 2007, the date Mr. Ash's employment agreement was executed, and pursuant to Mr. Ash's employment agreement, the Board of Directors approved the issuance of options to purchase 600,000 shares of our common stock (the "Options") at an exercise price of $0.65 per share, the closing price on the day of the Board's approval, to vest as follows: 150,000 shares on January 3, 2009, 150,000 shares on January 3, 2010, 150,000 shares on January 3, 2011 and 150,000 shares on January 3, 2012. To the extent not previously exercised, the Options will terminate upon the earlier of (i) January 3, 2013 or (ii) 90 days following the termination of Mr. Ash's employment with us. The Options were not issued pursuant to any of our Stock Option Plans but will be similar to those of our 2000 Incentive Stock Option Plan.

We employed Dr. Portman under an employment agreement effective January 1, 2007. Under the employment agreement, Dr. Portman received a salary of $295,000 per year, as well as a car allowance in the amount of $975 per month. In addition, Dr. Portman was entitled to an annual bonus not to exceed 100% of his base salary. The term of Dr. Portman's employment agreement would have terminated on December 31, 2008, unless terminated earlier by either Dr. Portman or by us. Dr. Portman had the right to terminate the employment agreement without cause on thirty days' prior written notice, or with cause. We also had the right to terminate Dr. Portman's employment agreement with or without cause. In addition, if we terminated Dr. Portman's employment without cause, or if Dr. Portman terminated his employment with us for cause, any stock options granted to Dr. Portman, to the extent not already vested, will vest. Under the employment agreement, Dr. Portman also would have been entitled to payments upon his termination or upon a change-in-control of the Company as described below under the heading "Post-Termination or Change-In-Control Payments." On August 5, 2008, we entered into a Separation Agreement with Dr. Portman whereby we would continue to pay the $295,000 salary for twelve months in exchange for a twelve-month non-compete provision. Also, all previously unvested options vested on this date.

We entered into an employment agreement on January 3, 2008, with the Matt Spolar, Vice President, Product Development and Supply Chain that provides for minimum annual compensation of $190,000. If Mr. Spolar is terminated without cause, as defined in the employment agreement, we shall pay him, at the time of termination, an amount equal to four months of his base salary which would have been paid during a period beginning on the date of termination of employment and ending on the later of the scheduled termination date, as defined in the employment agreement, or four months from the termination date, to be offset by any compensation earned in other full-time employment.

Equity Awards in 2008

During 2008, our Compensation Committee recommended, and our full Board of Directors approved, stock option awards to our executive officers as follows:

Executive Officer	Number of Shares of Common Stock Underlying Options	Exercise Price	Grant Date
Stephen Kuchen	50,000	$0.23	September 17, 2008

The options listed above vest over a four-year period in equal, annual installments beginning on the first anniversary of the date of grant. The exercise price per share of the options is equal to the closing price, on the date of the grant, of our common stock on the Over-the-Counter Bulletin Board. The stock option award was not issued under any of our stock option plans, but the terms and conditions are similar to those of our 2000 Incentive Stock Option Plan. The material terms of the 2000 Incentive Stock Option Plan are described in Note H to our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K.

On November 28, 2007, the date Mr. Ash's employment agreement was executed, and pursuant to Mr. Ash's employment agreement, the Board of Directors approved the issuance to him of options to purchase 600,000 shares of our common stock at an exercise price of $0.65 per share, the closing price on the day of the Board's approval, to vest as follows: 150,000 shares on January 3, 2009, 150,000 shares on January 3, 2010, 150,000 shares on January 3, 2011 and 150,000 shares on January 3, 2012. Mr. Ash's employment with us became effective January 3, 2008, thus he was not one of our named executive officers in 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table and its notes set forth information with respect to the value of all unexercised options previously awarded to each of the executive officers at the fiscal year end, December 31, 2008.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Jason Ash, President, Chief Executive Officer and a Director	—	600,000 (1)	—	$0.65	01/13/2013	—	—	—	—

Stephen P. Kuchen, Chief Financial Officer, Treasurer, and Secretary	—	50,000 (2)	—	$0.23	09/17/2013	—	—	—	—
	33,333 (3)	16,667 (3)	—	$1.13	12/13/2011				
	66,666 (4)	33,334 (4)	—	$0.60	02/13/2011				
	120,000 (5)	—	—	$0.70	10/01/2009				

(1) These options vest in four equal annual installments beginning on January 3, 2009.

(2) These options vest in four equal annual installments beginning on September 17, 2009.

(3) These options vest in three equal annual installments beginning on December 13, 2007.

(4) These options vest in three equal annual installments beginning on February 13, 2007.

(5) These options vested in four equal annual installments beginning on October 1, 2004.

Post-Termination or Change-In-Control Payments

Under his employment agreement with us, Mr. Ash has the right to receive payments upon his termination in certain circumstances and in the event of a change-in-control of the Company.

If we terminate Mr. Ash's employment without cause or if Mr. Ash terminates his employment for good reason, Mr. Ash will be entitled to receive twelve months base salary at the then current rate, payable in accordance with our usual practices. In the event that Mr. Ash continues to receive any other cash compensation from us following such termination or if Mr. Ash commences any substantially full-time employment during such twelve-month period, the remaining amount of severance pay due shall be reduced dollar-for-dollar.

If Mr. Ash's employment is terminated by us for any reason other than Mr. Ash's death, we, at our election, by notice to Mr. Ash given not later than ten days after such termination, shall have the right to require Mr. Ash to agree to a restrictive covenant prohibiting Mr. Ash from competing with us for a period of one year. As a condition to Mr. Ash's observance of this restrictive covenant, we will pay Mr. Ash twelve months base salary at the then current rate, payable in accordance with our usual practices. Such payment shall be in lieu of, rather than in addition to, any other severance payments, other than the Change in Control Payment, due under the employment agreement. In addition, in the event that Mr. Ash receives compensation from any other substantially full-time employment, we shall have the option to continue such payments in full without any dollar-for-dollar reduction.

In the event of a "change in control and a contemporaneous or subsequent termination of employment by Mr. Ash for Good Reason or termination by us without cause, Mr. Ash will be paid, in addition to any other severance payments due to Mr. Ash, a lump sum equal to half his annual base salary in effect immediately prior to the change in control. In addition, upon such a termination, all unvested stock options held by Mr. Ash will immediately become accelerated and vested. Any payment due in the event of a Change in Control will be paid upon the completion of the Change in Control

Under our arrangement with Mr. Kuchen, in the event of a sale, merger or change in control of the Company, Mr. Kuchen will receive one-half of his annual salary and all of his options would become immediately vested. If Mr. Kuchen were subsequently terminated, Mr. Kuchen would receive one-half of his annual salary as severance.

DIRECTOR COMPENSATION

In the past, we have compensated our non-employee Directors with awards of options to purchase shares of our common stock at an exercise price equal to the closing trading price of our common stock on the Over-the-Counter Bulletin Board on the date of grant. On occasions, we have also used the closing price on the date prior to grant. In 2008, we compensated our non-employee Directors with stock grants equal to $4,100 for the second quarter of 2008 and $7,500 for each of the third and fourth quarters of 2008. The number of shares granted was calculated by dividing the value of the grant by the closing price of our common stock on the Over-the-Counter Bulletin Board on the last date of the quarter being compensated. In 2009, we intend to compensate each non-employee Director with a similar grant of stock with a value of $7,500 per quarter.

Dr. Robert Portman, our Chairman of the Board and former Chief Executive Officer; Jason Ash, our current Chief Executive Officer; and Stephen Kuchen, our Chief Financial Officer, Treasurer and Secretary, received no compensation for their services as Directors because they are employees of the Company. Dr. Portman now receives Board compensation as outlined above now that he is considered a non-employee Director. The compensation received by Dr. Portman, Mr. Ash, and Mr. Kuchen as employees of the Company is shown in the Summary Compensation Table on page 21.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee Directors for the fiscal year ended December 31, 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
David I. Portman	—	$19,100	$28,425 (1)	—	—	—	$47,525
Michael Cahr	—	$19,100	$28,425 (1)	—	—	—	$47,525
Adam Mizel	—	$19,100	$18,980 (1)	—	—	—	$38,080
Marc Particelli	—	$19,100	$18,980 (1)	—	—	—	$38,080
Robert Portman	—	$12,500	—	—	—	—	$12,500

(1) The amounts in column (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal year ended December 31, 2008 included in Part II – Item 8, Financial Statements of this Annual Report on Form 10-K and in Note A[10] of our audited financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-KSB filed with the SEC on March 7, 2008. As of December 31, 2008, each Director had the following number of options outstanding: David I. Portman – 115,000; Michael Cahr – 60,000; Adam Mizel – 40,000; Marc Particelli – 40,000.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of February 27, 2009, we had 14,462,468 shares of common stock outstanding. The following table sets forth information concerning the present ownership of our common stock by our directors, executive officers and each person known to us to be the beneficial owner of more than five percent of the outstanding shares of our common stock.

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
Jason Ash (3) President, Chief Executive Officer and a Director	458,000	3.1%
Stephen P. Kuchen (4) Vice President, Chief Financial Officer, Secretary and Treasurer	274,030	1.9%
Robert Portman (5) Chairman of the Board and a Director	3,325,425	21.5%
David I. Portman (6) Secretary and a Director	604,012	4.1%
Michael Cahr (7) Director	384,560	2.6%
Adam Mizel (8) Director	584,840	4.0%
Marc Particelli (9) Director	216,114	1.5%
Executive Officers and Directors as a group (7 persons)	5,846,981	36.2%

(1) Except as otherwise indicated, the address of each person named in the above table is c/o PacificHealth Laboratories, Inc., 100 Matawan Road, Suite 420, Matawan, NJ 07747.

(2) Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors.

(3) Includes 150,000 shares issuable upon the exercise of options not under any Incentive Stock plan ("NON-ISO").

(4) Includes 133,334 shares issuable upon the exercise of options granted under our 1995 Plan and 120,000 shares issuable upon the exercise of options granted not covered under any Plan ("NON-ISO").

(5) Includes 1,025,000 shares issuable upon the exercise of options not under any Incentive Stock plan ("NON-ISO"). Does not include 200,000 shares of Common Stock owned by Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

(6) Includes 70,000 shares issuable upon the exercise of options granted under our 1995 Plan and 35,000 shares issuable upon the exercise of options granted under our 2000 Plan.

(7) Includes 40,000 shares issuable upon the exercise of options granted under our 1995 Plan and 20,000 shares issuable upon the exercise of options granted under our 2000 Plan.

(8) Includes 447,780 shares that are owned by Aquifer Opportunity Fund, L.P., of which Mr. Mizel is the managing principal of the general partner and 40,000 shares issuable upon the exercise of options granted under our 2000 Plan. Mr. Mizel disclaims beneficial ownership of the shares owned by Aquifer Opportunity Fund, L.P. except to the extent of his pecuniary interest therein.

(9) Includes 40,000 shares issuable upon the exercise of options granted under our 2000 Plan.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information as of the end of 2008 regarding our existing compensation plans and individual compensation arrangements pursuant to which our equity securities are authorized for issuance to employees or non-employees (such as directors, consultants and advisors) in exchange for consideration in the form of services:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	547,250	$0.85	410,250
Equity compensation plans not approved by security holders	2,395,000	$0.62	N/A
Total	2,942,250	$0.66	410,250

Pursuant to the terms of Dr. Portman's and Mr. Ash's employment agreements with us and pursuant to Mr. Kuchen's arrangement with us, each of our named executive officers hold some options to purchase shares of our common stock that have not been approved by our stockholders. Specifically, Dr. Portman holds options to purchase an aggregate of 1,025,000 shares of our common stock, Mr. Ash holds options to purchase 600,000 shares of our common stock, and Mr. Kuchen holds options to purchase 170,000 shares of our common stock that have not been approved by our shareholders. The terms of the non-qualified options granted to Dr. Portman and Mr. Ash are similar to those of our 2000 Incentive Stock Option Plan. The terms of the non-qualified options granted to Mr. Kuchen are similar to those of our 1995 Incentive Stock Plan. The material terms of the 1995 Incentive Stock Plan and the 2000 Incentive Stock Option Plan are described in Note H to our audited financial statements for the fiscal year ended December 31, 2008 included in "Part II – Item 8, Financial Statements" of this Annual Report on Form 10-K. For information about the vesting schedule and exercise prices of these options, see the footnotes in the above table captioned "Outstanding Equity Awards at Fiscal Year-End" and the description under "Equity Awards in 2007" under "Item 10, Executive Compensation" above.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Transactions

During the last two fiscal years, we have not entered into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest, nor are any such transactions presently proposed, except as follows:

(a) Effective January 5, 2007, we terminated the amended and restated Investors Rights Agreement that we initially entered in with Hormel Health Labs LLC on January 28, 2005. The other party to this transaction was Diamond Crystal Sales, LLC, which acted in its capacity as successor to Hormel following Hormel's merger with and into Diamond effective October 31, 2006. In addition, effective as of January 5, 2007, we, Diamond and Dr. Robert Portman terminated the Right of First Refusal and Co-Sale Agreement into which we, Hormel and Dr. Portman had previously entered on January 28, 2005. The termination of the Investors Rights Agreement and the Co-Sale Agreement occurred in connection with Diamond's sale of the 909,091 shares of our common shares previously held by Hormel in a private transaction to certain purchasers effective January 5, 2007. Hormel had acquired the 909,091 shares of our common stock upon its conversion of the 90,909 shares of our Series A Convertible Preferred Stock that it purchased pursuant to the Series A Preferred Stock Purchase Agreement on January 28, 2005. Upon the closing of Diamond's sale of the common stock, the Investor Rights Agreement and the Co-Sale Agreement, and all rights, duties, obligations and liabilities of the parties under the agreements, terminated. This included termination of any liability for breach or non-fulfillment of either agreement prior to the sale of the common stock. The purchasers of the shares of common stock sold by Diamond included Dr. Robert Portman and our Directors, David Portman and Michael Cahr, each of whom purchased 100,000 shares at $0.95 per share. Messrs. The purchasers also included the Aquifer Opportunity Fund of which Adam Mizel is the Managing Principal. At the time of the transaction, Mr. Mizel was not yet one of our Directors.

(b) On February 16, 2007, our Board of Directors approved the sale of an aggregate of 243,243 shares of our common stock to newly appointed Director Mr. Particelli and Aquifer Opportunity Fund, L.P., of which Mr. Mizel, is the Managing Principal of the General Partner, for an aggregate purchase price of $450,000. The purchase price of $1.85 per share was based on the 10-day average closing price as of February 15, 2007. The shares were issued pursuant to the terms and conditions of a Stock Purchase Agreement, dated February 22, 2007 entered into by uswith Aquifer Opportunity Fund, L.P. and Mr. Particelli. Pursuant to the terms of the Purchase Agreement, the holders of the Shares are entitled to piggyback registration rights and demand registration rights in the event Mr. Mizel is no longer a Director. Under the Purchase Agreement, Mr. Particelli acquired 54,054 shares for $100,000 and Aquifer Opportunity Fund L.P. acquired 189,189 for $350,000.

(c) On October 23, 2008, our Board of Directors approved the sale of an aggregate of 500,000 shares of our common stock to Jason Ash, our Chief Executive Officer and other members of our management team for an aggregate purchase price of $150,000. The Board, including all independent directors, determined the purchase price of $0.30 per share represented fair market value. On the date the stock was purchased, the closing price was $0.27 per share.

Director Independence

During 2008, the following members of our Board of Directors were independent under the relevant Marketplace Rules of The NASDAQ Stock Market LLC: Michael Cahr, Adam Mizel, and Marc Particelli. During 2008, Mr. Cahr served on the Audit Committee and the Compensation Committee. During 2008, Mr. Mizel served on the Audit Committee and the Compensation Committee. During 2008, Mr. Particelli served on the Compensation Committee. Messrs. Cahr, Mizel, and Particelli satisfied the criteria set forth under the Marketplace Rules of The NASDAQ Stock Market LLC relating to the independence standards for members of the Audit Committee. The Board of Directors did not consider any transaction, relationship or arrangement not otherwise disclosed above in this *Item 12* under the heading *Related Transactions* in determining the independence of Messrs. Cahr, Mizel, or Particelli.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Weiser LLP served as our independent auditors for the years ended December 31, 2008 and December 31, 2007. We have been billed the fees set forth below in connection with services rendered by the independent auditors to us:

Fee Category	Fiscal 2008	Fiscal 2007
Audit Fees[1]	$ 95,875	$ 90,463
Audit-Related Fees[2]	$ - 0 -	$ - 0 -

Tax Fees[3]	$ 3,300	$ 10,105
All Other Fees[4]	$ - 0 -	$ 5,000
TOTAL	$ 99,175	$ 105,568

[1]Audit fees consisted of fees for the audit of our annual financial statements and review of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of company documents filed with the SEC.

[2]Audit-related fees consisted of fees for assurance and related services, including primarily employee benefit plan audits, due diligence related to acquisitions, accounting consultations in connection with acquisitions, consultation concerning financial accounting and reporting standards and consultation concerning matters related to Section 404 of the Sarbanes Oxley Act of 2002.

[3]Tax fees consisted primarily of fees for tax compliance, tax advice and tax planning services.

[4]Other fees consisted of our auditors consents in conjunction with 1933 Act filings.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that our independent auditor is permitted to perform for us under applicable federal securities regulations. As permitted by the applicable regulations, the Audit Committee's policy utilizes a combination of specific pre-approval on a case-by-case basis of individual engagements of the independent auditor and general pre-approval of certain categories of engagements up to predetermined dollar thresholds that are reviewed annually by the Audit Committee. Specific pre-approval is mandatory for the annual financial statement audit engagement, among others.

The pre-approval policy was implemented effective as of March 16, 2004. All engagements of the independent auditor to perform any audit services and non-audit services since that date have been pre-approved by the Audit Committee in accordance with the pre-approval policy. The policy has not been waived in any instance. All engagements of the independent auditor to perform any audit services and non-audit services prior to the date the pre-approval policy was implemented were approved by the Audit Committee in accordance with its normal functions.

PART IV

ITEM 15. EXHIBITS

(a) A list of the exhibits filed as a part of this report is set forth in the Exhibit Index starting after page 30 hereof.

SUPPLEMENTAL INFORMATION

We have not sent an annual report or proxy statement to security holders in respect of the fiscal year ending December 31, 2008. Such report and proxy statement will be furnished to security holders in connection with our Annual Meeting scheduled to be held in the second quarter of 2009. Copies of such material will be furnished to the Commission when it is sent to security holders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PacificHealth Laboratories, Inc.

By: /s/Jason Ash
Jason Ash, President and Chief Executive Officer
Date: March 16, 2009

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Jason Ash Jason Ash	Director, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2009
/s/Stephen P. Kuchen Stephen P. Kuchen	Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	March 16, 2009
/s/Robert Portman Robert Portman	Chairman of the Board and Director	March 16, 2009
/s/David I. Portman David I. Portman	Director	March 16, 2009
/s/Michael Cahr Michael Cahr	Director	March 16, 2009
/s/ Adam Mizel Adam Mizel	Director	March 16, 2009
s/ Marc Particelli Marc Particelli	Director	March 16, 2009

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PACIFICHEALTH LABORATORIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

PACIFICHEALTH LABORATORIES, INC.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of PacificHealth Laboratories, Inc.

We have audited the accompanying balance sheets of PacificHealth Laboratories, Inc. as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Weiser LLP
New York, New York
February 27, 2009

PACIFICHEALTH LABORATORIES, INC.

Balance Sheets

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 888,993**	$ 1,712,713
Other short-term investments	**300,000**	-
Accounts receivable, net of allowances of $24,000 and $20,000, respectively	**455,851**	709,623
Inventories (including consigned inventory of approximately $156,000 and $261,000, respectively)	**1,308,316**	2,010,446
Prepaid expenses	**159,200**	111,672
Total current assets	**3,112,360**	4,544,454
Property and equipment, net	**236,721**	185,007
Deposits	**22,895**	10,895
TOTAL ASSETS	**$ 3,371,976**	$ 4,740,356
LIABILITIES		
Current liabilities:		
Notes payable	**$ 58,810**	$ 16,205
Accounts payable and accrued expenses	**555,354**	472,475
Deferred revenue	**347,945**	559,876
	962,109	1,048,556
Commitments		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, -0- shares issued and outstanding at December 31, 2008 and December 31, 2007	**-**	-
Common stock, $0.0025 par value, authorized 50,000,000 shares; issued and outstanding 14,194,613 shares at December 31, 2008 and 13,501,426 shares at December 31, 2007	**35,486**	33,754
Additional paid-in capital	**19,585,297**	18,874,609
Accumulated deficit	**(17,210,916)**	(15,216,563)
	2,409,867	3,691,800
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 3,371,976**	$ 4,740,356

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Operations

	Years Ended December 31, 2008	2007
Revenue:		
Net product sales	$ 7,235,991	$ 7,427,857
Cost of goods sold:		
Product sales	4,009,817	4,445,978
Write-down of inventories	201,697	439,208
	4,211,514	4,885,186
Gross profit	3,024,477	2,542,671
Operating expenses:		
Sales and marketing	898,914	917,510
General and administrative	3,542,483	2,774,824
Research and development	150,767	211,078
Restructuring expense	472,069	-
	5,064,233	3,903,412
Loss before other income (expense) and provision for income taxes	(2,039,756)	(1,360,741)
Other income (expense):		
Interest income	45,575	71,734
Interest expense	(1,468)	(3,496)
Other income	1,296	16,444
	45,403	84,682
Loss before income taxes	(1,994,353)	(1,276,059)
Provision for income taxes	-	-
Net loss applicable to common stockholders	$ (1,994,353)	$ (1,276,059)
Net loss per common share - basic	($0.15)	($0.10)
Net loss per common share - diluted	($0.15)	($0.10)
Weighted average shares outstanding - basic	13,660,019	13,313,995
Weighted average shares outstanding – diluted	13,660,019	13,313,995

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2008 and 2007

	Preferred Stock		Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2007	-	$ -	12,776,690	$ 31,942	$ 17,867,945	$ (13,940,504)	$ 3,959,383
Fair value of stock options issued					274,890		274,890
Common stock issued			243,243	608	449,392		450,000
Stock options/warrants exercised			481,493	1,204	282,382		283,586
Net loss						(1,276,059)	(1,276,059)
Balance, December 31, 2007	-	-	13,501,426	33,754	18,874,609	(15,216,563)	3,691,800
Fair value of stock options issued					473,520		473,520
Common stock issued			500,000	1,250	148,750		150,000
Common stock granted to directors			193,187	482	50,918		51,400
Common stock issuable to directors					37,500		37,500
Net loss						(1,994,353)	(1,994,353)
Balance, December 31, 2008	-	$ -	14,194,613	$ 35,486	$ 19,585,297	$ (17,210,916)	$ 2,409,867

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Cash Flows

	Years Ended December 31, 2008	2007
Cash flows from operating activities:		
Net loss	$ (1,994,353)	$ (1,276,059)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	159,997	96,374
Allowance for doubtful accounts	12,000	(10,516)
Equity instrument-based expense	423,986	274,890
Write-off of packaging inventories	-	49,135
Reserve/write-off of inventories	201,697	439,208
Restructuring expense	344,143	-
Changes in:		
Accounts receivable	241,772	(196,873)
Prepaid expenses	(47,528)	32,387
Inventories	316,060	(585,514)
Deposits	(12,000)	-
Accounts payable and accrued expenses	61,543	(488,282)
Deferred revenue	(211,931)	315,679
Net cash used in operating activities	(504,614)	(1,349,571)
Cash flows from investing activities:		
Proceeds from sales of other short-term investments	1,200,000	-
Purchase of property and equipment	(211,711)	(207,218)
Net cash provided by (used in) investing activities	988,289	(207,218)
Cash flows from financing activities:		
Proceeds from common stock issuance	150,000	450,000
Proceeds from common stock options/warrants exercised	-	283,586
Proceeds of note payable	101,116	79,305
Repayment of note payable	(58,511)	(107,427)
Net cash provided by financing activities	192,605	705,464
Net increase (decrease) in cash and cash equivalents	676,280	(851,325)
Cash and cash equivalents at beginning of year	1,712,713	2,564,038
Reclassification of other short-term investments	(1,500,000)	-
Cash and cash equivalents at end of year	$ 888,993	$ 1,712,713
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,468	$ 3,496
Cash paid for income taxes	$ 1,879	$ 20,408

See notes to financial statements

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

[1] The Company:

The Company was incorporated in April 1995 to discover, develop, and commercialize nutritional products. The Company focuses on the development, marketing, and selling of patented premium nutrition tools that enable consumers to enhance their health and improve their performance. The Company's principle areas of focus are sports performance and recovery, including optimal weight management. The Company utilizes third-party contractors to manufacture all products.

On February 22, 2006, the Company sold the trademarks, technology, and patents for its sports nutrition brands, Accelerade® and Endurox® R^{4}® to Mott's LLP ("Mott's"). Simultaneously, the Company and Mott's entered into a License Agreement giving the Company the exclusive, royalty-free right to continue to sell these products in powder, gel and pill form. Consequently, the Company will continue to market its current sports nutrition products in the same manner as prior to the sale of the intellectual property assets. Mott's launched ACCELERADE Ready To Drink ("RTD") in the second quarter of 2007 but discontinued the product in 2008. Therefore, the Company does not expect to receive any royalties from Mott's in the near future.

During the quarter ended September 30, 2008, the Company made the decision to restructure to be better able to sustain its base sports performance business. The Company eliminated a number of positions and chose to exit certain market sectors. As a result of these decisions, the Company recorded a restructuring charge in the amount of $472,069 in the quarter ended September 30, 2008. The components of the restructuring charge are as follows:

Accelerated vesting of stock options previously issued to the former CEO	$138,434
Accrued severance and benefits to former employees whose positions were eliminated	149,262
Write-off of raw materials and packaging inventory primarily related to SATIATRIM®	184,373
	$472,069

During the fourth quarter of 2008, the Company paid $127,926 towards the $149,262 obligation due to former employees.

[2] Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

[3] Accounts receivable:

Accounts receivable consist of trade receivables recorded at original invoice amount, less an estimated allowance for uncollectible accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade receivables are periodically evaluated for collectibility by considering a number of factors including the length of time an invoice is past due, the customers' credit worthiness and historical bad debt experience. Changes in the estimated collectibility of trade receivables are recorded in the results of operations for the period in which the estimate is revised. Trade receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for trade receivables.

[4] Inventories:

Inventories are recorded at the lower of cost or market using the first-in, first-out ("FIFO") method. The Company determines its reserve for obsolete inventory by considering a number of factors, including product shelf life, marketability, and obsolescence. The Company determines the need to write down inventories by analyzing product expiration, market conditions, and salability of its products.

[5] Property and equipment:

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 2 to 5 years.

[6] Loss per share:

Basic loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the year. The dilutive effect of the outstanding stock warrants and options is computed using the treasury stock method. For the year ended December 31, 2008, diluted loss per share did not include the effect of 2,942,250 options outstanding and 27,500 warrants outstanding, respectively, as their effect would be anti-dilutive. For the year ended December 31, 2007, diluted loss per share did not include the effect of 2,408,750 options outstanding and 938,930 warrants outstanding, respectively, as their effect would be anti-dilutive.

[7] Revenue recognition:

Sales are recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and, (4) collectibility is reasonably assured. Sales are recorded net of incentives paid and discounts offered to customers.

The Company has a purchasing agreement with a significant customer for all products sold to this customer whereby all unsold product is subject to a right of return provision if certain minimum levels of retail sales in a 12-month period of time from the date of initial sale are not achieved. The Company recognizes revenue when its major customer sells through its products to the consumer. The Company uses this criteria due to the inability to accurately estimate future returns from this customer as the Company has previously agreed to accept returns/discounts of product from this customer that it was not contractually obligated to do so as well as because the Company entered into a new purchasing agreement with this customer that increased certain sell-through minimums. The Company is currently evaluating its procedures to estimate future returns from this customer. As of December 31, 2008 and 2007, shipments to this customer amounting to $347,945 and $559,876, respectively, have been reflected as deferred revenue in the Company's balance sheet.

[8] Research and development:

Costs of research and development activities are expensed as incurred.

[9] Advertising costs:

Advertising costs are expensed as incurred. During 2008 and 2007, the Company recorded advertising expense of $326,286 and $158,716, respectively.

[10] Stock-based compensation:

The Company accounts for equity instrument issuances in accordance with Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment". Such equity issuances encompass transactions in which an entity exchanges its equity instruments for goods or services including such transactions in which an entity obtains employee and/or director services in share-based payment transactions and issuances of stock options to employees. The Company recorded a charge of $473,520 in the year ended December 31, 2008, representing the effect on loss from operations, loss before income taxes, and net loss. Of this amount, $138,434 related to the acceleration of stock options vesting to the former CEO as is included in restructuring expense. The Company recorded a charge of $272,334 in the year ended December 31, 2007, representing the effect on loss from operations, loss before income taxes, and net loss.

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model with a volatility ranging from 99% to 104% for 2008 and from 110% to 119% for 2007, expected life of the options of 5 years, risk-free interest rate of approximately 3% in 2008 and 4% in 2007 and a dividend yield of 0%. The weighted average fair values of options granted during the years ended December 31, 2008 and 2007 were $0.35 and $0.76, respectively. Also see Note N.

[11] Segment information:

The Company operates in one business segment: the design, development and marketing of dietary and nutritional supplements that enhance health and well-being. Segment disclosures relate to sales data for geographic reasons only.

[12] Income taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. Any resulting deferred tax asset is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48"). The impact of the adoption of FIN 48 had no material effect on the Company's results of operations or financial position.

[13] Impairment of long-lived assets:

Long-lived assets, to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable using expected future undiscounted cash flows. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets' carrying amount over their fair values as determined by selling prices for similar assets or application of other appropriate valuation techniques. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs.

[14] Comprehensive income (loss):

The Company does not have any comprehensive income (loss) items at December 31, 2008 and 2007.

[15] Recent accounting pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 did not have a material impact on its results of operations or financial condition upon adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No.115 ("SFAS 159"). SFAS 159 provides companies with an option to measure, at specified election dates, certain financial instruments and other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in its financial results during each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 did not have a material impact on its results of operations or financial condition upon adoption.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 "Amendment of Topic 14, Share-Based Payment", ("SAB 110"). SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of the expected term of "plain vanilla" share options in accordance with SFAS 123R. SAB 110 did not have a material impact on its results of operations or financial condition upon adoption.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there may be conflicting guidance between two categories, the more authoritative category will prevail. SFAS 162 became effective November 14, 2008 and the Company does not expect SFAS 162 to have a material impact on its results of operations, financial condition, or current practices.

[16] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates.

[17] Shipping and handling fees and costs:

Shipping and handling costs are included in cost of sales.

[18] Reclassification

The Company reclassified $917,510 of sales and marketing expenses from general and administrative expenses as well as reclassified $96,374 of depreciation expense to general and administrative expense in 2007 to conform to current year presentation.

NOTE B – OTHER SHORT-TERM INVESTMENTS

Excess cash is invested in auction rate securities with long-term maturities, the interest rates of which are reset periodically (typically between 7 and 35 days) through a competitive bidding process often referred to as a "Dutch auction". Despite the underlying long-term maturity of these securities, such securities were typically priced and accounted for as cash equivalents because of the Dutch auction process which has historically provided a liquid market for auction rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at the then existing market interest rate or to liquidate their holdings by selling their securities at par value. In 2008, however, primarily due to liquidity issues experienced in global credit and capital markets, many auctions for auction rate securities have failed and the sellers of such securities have been unable to liquidate their securities. A seller must then wait until the next successful auction to attempt to sell its auction rate securities, unless there is a secondary market for the particular securities. As a result of a failed auction, however, the auction rate securities will generally pay interest to the holder at a maximum or default rate defined by the securities' governing documents.

Accordingly, at December 31, 2008, the Company has classified such investments from cash and cash equivalents to other short-term investments. During 2008, the Company redeemed $1,200,000 of these investments with no gain or loss.

NOTE C - INVENTORIES

Inventories, which are held at third-party warehouses and on consignment with customers, consist of the following and include obsolescence reserves of $42,339 at December 31, 2008 and $176,363 at December 31, 2007 which are netted against finished goods at third party warehouse:

	2008	2007
Raw materials (at contract manufacturer)	**$ 207,286**	$ 266,624
Work in process (at contract manufacturer)	**-**	67,920
Packaging supplies (at third party warehouse)	**42,861**	56,480
Finished goods (at third party warehouse)	**902,132**	1,358,378
Finished goods (on consignment)	**156,037**	261,044
	$ 1,308,316	$ 2,010,446

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2008	2007
Furniture and equipment	**$ 783,098**	$ 616,675
Molds and dies	**204,782**	159,494
	987,880	776,169
Less accumulated depreciation	**751,159**	591,162
	$ 236,721	$ 185,007

Depreciation expense aggregated $159,997 and $96,374 for the years ended December 31, 2008 and 2007, respectively.

NOTE E - NOTES PAYABLE

The Company has notes payable as follows:

	2008	2007
Installment note payable to insurance finance company due in monthly installments of $8,168, including interest at 6.48% through February 2008	$ -	$ 16,205
Installment note payable to insurance finance company due in monthly installments of $5,456, including interest at 5.00% through March 2009	16,231	
Installment note payable to insurance finance company due in monthly installments of $4,378, including interest at 6.10% through October 2009	42,579	-

$ 58,810	$ 16,205

NOTE F - STOCKHOLDERS' EQUITY

The total number of shares of all classes of stock which the Company has authority to issue is 51,000,000 shares, consisting of (a) fifty million (50,000,000) shares of common stock, par value $.0025 per share, and (b) one million (1,000,000) shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations and preferences as shall be stated in the resolution or resolutions provided for the issue thereof adopted by the Board of Directors of the Company, from time to time.

NOTE G - COMMITMENTS

[1] Employment agreements:

The Company entered into a new employment agreement on January 1, 2007, with the CEO of the Company that provided for minimum annual compensation of $295,000. On August 5, 2008, the Company entered into a Separation Agreement with the CEO whereby the Company would continue to pay the $295,000 salary for twelve months in exchange for a twelve-month non-compete provision. Also, all previously unvested options vested on this date. See Note 1.

The Company entered into an employment agreement on January 3, 2008, with the new President and Chief Operating Officer of the Company that provides for minimum annual compensation of $295,000. In the event of a change in control, as defined in the employment agreement, and a contemporaneous or subsequent termination of Employee for Good Reason, the President shall be paid, as additional compensation, a lump sum equal to half his annual base salary in effect immediately prior to the change in control. If the President is terminated without cause, as defined in the employment agreement, the Company shall pay the President, at the time of termination, an amount equal to his annual base salary which would have been paid during a period beginning on the date of termination of employment and ending on the later of the scheduled termination date, as defined in the employment agreement, or the first anniversary of the termination date, to be offset by any compensation earned in other full-time employment. This employment agreement was amended on August 5, 2008 removing the title of Chief Operating Officer and adding the title of Chief Executive Officer.

The Company entered into an employment agreement on January 3, 2008, with the new Vice President, Product Development and Supply Chain of the Company that provides for minimum annual compensation of $190,000. If this Vice President is terminated without cause, as defined in the employment agreement, the Company shall pay him, at the time of termination, an amount equal to four months of his base salary which would have been paid during a period beginning on the date of termination of employment and ending on the later of the scheduled termination date, as defined in the employment agreement, or four months from the termination date, to be offset by any compensation earned in other full-time employment.

[2] Lease:

The Company has a lease agreement for office space for the rental of 5,500 square feet expiring June 2012.

The future minimum lease payments due under the lease is as follows:

Years Ending December 31,	
2009	$ 140,250
2010	143,000
2011	148,500

2012	75,625
	$ 507,375

Rent expense amounted to $140,608 and $118,145 in 2008 and 2007, respectively.

NOTE H - STOCK OPTION PLANS AND WARRANTS

The Company has two stock option plans (the "Plans") under which 410,250 shares of common stock are available for issuance under the Plans. Also see Note N.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above 100% of the fair market value of the common stock on the date of grant. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive stock option awards of unrestricted stock are not designed to be deductible by the Company under Section 162(m). The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options have a maximum term of 5 years and outstanding options expire at various times through September 2013. Vesting ranges from immediate to over five years.

Stock option transactions for employees during 2008 and 2007 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2007	2,011,500	1,069,500	$0.20 - $3.80	$1.12
Granted/vested during the year	741,000	418,668	$0.65 - $2.14	$0.76
Exercised during the year	(81,000)	(81,000)	$0.20 - $1.00	$0.65
Expired during the year	(333,000)	(333,000)	$2.79 - $3.80	$2.89
Balance, December 31, 2007	2,338,500	1,074,168	$0.20 - $2.14	$0.77
Granted/vested during the year	657,500	601,333	$0.23 - $0.55	$0.35
Exercised during the year	-	-	-	-
Expired during the year	(119,000)	(119,000)	$0.20 - $1.92	$0.97
Balance, December 31, 2008	**2,877,000**	**1,556,501**	**$0.20 - $2.14**	**$0.67**
Aggregate Intrinsic Value, December 31, 2008	**$ -**	**$ -**		

The market value of the Company's common stock as of December 31, 2008 was $0.14 per share.

As of December 31, 2008, the total fair value of non-vested awards amounted to $405,506. The weighted average remaining period over which such options are expected to be recognized is 3.10 years.

Information with respect to employee stock options outstanding and employee stock options exercisable at December 31, 2008 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.31 - $2.00	2,851,000	2.92	$0.66	1,533,501	$0.78
$2.01 - $4.00	26,000	3.19	$2.12	23,000	$2.13
	2,877,000	2.92	$0.67	1,556,501	$0.80

In addition to options granted to employees under the Plans, the Company issued stock and stock options pursuant to contractual agreements to non-employees. Stock and stock options granted under these agreements are expensed when the related service or product is provided. The Company used the Black-Scholes method of valuing stock options to recognize an expense of $-0- and $2,556 for such stock options issued in 2008 and 2007, respectively.

The Company recognized an expense of $183,710 and $89,550 for stock and stock options in 2008 and 2007, respectively, for director compensation. Of these amounts, $88,900 and $ -0- related to the issuance of stock in 2008 and 2007, respectively, and $94,810 and $89,550 related to the Black-Scholes valuation of stock options granted in 2008 and 2007, respectively.

Stock option transactions for non-employees during 2008 and 2007 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2007	90,500	90,500	$0.20 - $4.88	$1.35
Granted/vested during the year	2,250	2,250	$1.21 - $2.10	$1.61
Expired during the year	(22,500)	(22,500)	$0.90 - $4.88	$4.36
Balance, December 31, 2007	70,250	70,250	$0.20 - $2.10	$0.39
Granted/vested during the year	-	-	-	-
Expired during the year	(5,000)	(5,000)	$0.26 - $1.23	$0.75
Balance, December 31, 2008	**65,250**	**65,250**	**$0.20 - $2.10**	**$0.37**

Information with respect to non-employee stock options outstanding and non-employee stock options exercisable at December 31, 2008 is as follows:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price
$0.20 - $2.00	64,250	0.61	$0.34
$2.10	1,000	1.16	$2.10

65,250	0.62	$0.37

Stock warrant transactions during 2008 and 2007 were as follows:

	Warrants	Exercise Price Per Common Share	Weighted Average Exercise Price Per Common Share
Balance, January 1, 2007	1,351,710	$0.63 - $0.88	$0.64
Exercised during the year	(412,780)	$0.63	$0.63
Balance, December 31, 2007	938,930	$0.63 - $0.88	$0.64
Expired during the year	(911,430)	$0.63	$0.63
Balance, December 31, 2008	**27,500**	**$0.88**	**$0.88**

NOTE I - INCOME TAXES

The difference between the statutory federal income tax rate on the Company's pre-tax loss and the Company's effective income tax rate is summarized as follows:

	2008		2007	
	Amount	Percent	Amount	Percent
U.S. federal income tax provision (benefit) at federal statutory rate	**$ (698,020)**	**35 %**	$ (446,620)	35 %
Effect of state taxes, net of federal benefit	**(119,670)**	**6 %**	(76,560)	6 %
Change in valuation allowance	**642,300**	**(32 %)**	411,600	(32 %)
Stock compensation expense, (SFAS123R)	**173,830**	**(9 %)**	112,700	(9 %)
Other	**1,560**	**0 %**	(1,120)	(0 %)
	$ 0	**0 %**	$ 0	0 %

At December 31, 2008, the Company has approximately $15,165,000 in federal and $5,814,000 in state net operating loss carryovers that can be used to offset future taxable income. The net operating loss carryforwards begin to expire in the year 2016 through the year 2028.

The components of the Company's deferred tax assets are as follows:

	2008	2007
Net operating loss carryforwards	**$ 5,657,000**	**$ 4,931,000**
Inventory reserve	**17,000**	**72,000**
Other	**33,000**	**62,000**
Valuation allowance	**(5,707,000)**	**(5,065,000)**
Deferred tax asset	**$ - 0 -**	**$ - 0 -**

NOTE J - CONCENTRATIONS OF CREDIT RISKS, MAJOR CUSTOMERS, AND MAJOR VENDORS

[1] Concentrations of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade accounts receivable.

The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in two financial institutions. Amounts at one of the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 and amounts at the other institution are insured by the Securities Investor Protection Corporation up to $500,000. Uninsured balances aggregated approximately $581,000 at December 31, 2008 that exceeded these insured amounts. These financial institutions have a strong credit rating, and management believes that credit risk relating to these deposits is minimal.

The Company does not require collateral on its trade accounts receivable. Historically, the Company has not suffered significant losses with respect to trade accounts receivable.

[2] Fair value of financial instruments:

Cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values due to the short-term maturity of these instruments.

[3] Major customers:

For the years ended December 31, the Company had product sales from two customers that accounted for approximately 18% and 15% in 2008 and 21% and 15% in 2007, of net product sales. Accounts receivable outstanding related to these customers at December 31, 2008 and 2007 were $200,590 and $435,845, respectively. Deferred revenue from one of these customers was $347,945 as of December 31, 2008 and $559,876 as of December 31, 2007. Such amounts are included in the accompanying balance sheet. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. We have no agreement with or commitment from either of these customers with respect to future purchases.

[4] Major vendors:

Two suppliers accounted for approximately 62% and 16%, respectively, of total inventory purchases for the year ended December 31, 2008 and two suppliers accounted for 69% and 22%, respectively, of total inventory purchases for the year ended December 31, 2007. At December 31, 2008, amounts due to these two vendors represented approximately 23% and 0%, respectively, of accounts payable and accrued expenses. At December 31, 2007, amounts due to two vendors represented approximately 45% and 1%, respectively, of accounts payable and accrued expenses.

NOTE K - SEGMENT AND RELATED INFORMATION

In 2008 and 2007, the Company has one reportable segment:
Dietary and nutritional supplements.

The following table presents revenues by region:

	2008	2007
United States	**$ 6,509,508**	$ 6,778,183
Canada	**258,973**	208,649
Other	**467,510**	441,025

Total	**$ 7,235,991**	$ 7,427,857

Product sales for the years ended December 31, 2008 and 2007 are net of credits of $336,611 and $318,094, respectively, for marketing promotions, customer rebates, and returns of certain products. These credits primarily relate to the sports performance product line.

NOTE L – LINE OF CREDIT

In April 2008, the Company obtained a one-year revolving line of credit with a financial institution in the amount of $675,000 with an interest rate equal to the Wall Street Journal Prime Rate (3.25% as of September 30, 2008) with a floor of 5.00%. This line is collateralized by the other short-term investments that are deemed auction rate securities. The maximum amount that the Company may borrow is limited to 50% of the value of these auction rate securities, which is $150,000 as of December 31, 2008. As of December 31, 2008, the Company has not drawn down on this line of credit.

NOTE M – CEO SEPARATION AGREEMENT

The Company entered into a Separation Agreement with the former CEO effective August 1, 2008. The terms of the agreement consist of twelve equal monthly payments that aggregate $295,000 and include a non-compete clause. As of December 31, 2008, the Company has recognized $122,917 of expense under this Agreement.

NOTE N – SUBSEQUENT EVENTS

On January 2, 2009, the Company issued 267,855 shares of its common stock valued at $37,500 to the five outside directors of the Company as part of the 2008 Director's Compensation Package. This amount is recorded as a component of equity instrument based expense.

On February 4, 2009, the Board of Directors approved the adoption of the 2009 Athlete Stock Plan (the "Plan"). The effective date of the Plan is January 1, 2009 and the Plan allows for the issuance of up to 450,000 warrants to certain athletes contracted by the Company to purchase shares of the Company's common stock. The Plan calls for the terms of each warrant issuance including number of warrants, exercise price, warrant term, and exercisability to be determined by the Board of Directors. In connection with the adoption of the Plan, the Board of Directors ratified the issuance of 402,500 warrants to athletes to satisfy previously negotiated terms and executed agreements with such athletes. 390,000 warrants have an effective date of January 1, 2009 and 12,500 warrants have an effective date of January 16, 2009. Each warrant has an exercise price of $0.14 per share which approximated the market price of the common stock at date of grant. 152,500 of the warrants vest ratably over three years and expire at the end of the vesting period. 250,000 of the warrants vest ratably over four years and expire five years from the effective date. The aggregate fair value of the warrants approximated $39,000 at the date of grant with such value being determined using the Black-Scholes option pricing model.

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Shareholder Information

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:00 AM on Wednesday, June 10, 2009 at the Hilton Hotel, Iselin, NJ.

Independent Accountants
Weiser LLP
New York, NY 10020

Corporate Counsel
Eckert Seamans Cherin & Mellott, LLC
Philadelphia, PA 19102

Stock Listing
The Company's common stock is listed on the OTCBB under the symbol PHLI.

Transfer Agent
StockTrans, Inc.
44 W. Lancaster Ave.
Ardmore, PA 19003
Phone: 610-649-7300
Fax: 610-649-7302

Common Stock Price Ranges

2008	**High**	**Low**
First quarter	$0.68	$0.40
Second quarter	0.53	0.28
Third quarter	0.30	0.22
Fourth quarter	0.30	0.12

2007	**High**	**Low**
First quarter	$2.35	$1.08
Second quarter	2.65	1.65
Third quarter	3.38	1.55
Fourth quarter	1.80	0.55

Directors & Officers

Board of Directors

Dr. Robert Portman, Chairman

Jason Ash

David Portman

Michael Cahr

Adam Mizel

Marc Particelli

Officers

Jason Ash
President and Chief Executive Officer

Stephen P. Kuchen
VP – Finance, Chief Financial Officer, Treasurer, and Secretary

GET LEANER. GO FASTER.™



PacificHealth
LABORATORIES, INC

100 MATAWAN ROAD, SUITE 420 MATAWAN, NJ 07747

WWW.PACIFICHEALTHLABS.COM
WWW.FORZEGPS.COM